[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

CNH13,132,285,052 Term Loan Facility

FACILITY AGREEMENT

dated 15 August 2025

for

CARTECH HOLDING COMPANY
as Borrower

arranged by

CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司

BANK OF CHINA LIMITED, MACAU BRANCH 中國銀行股份有限公司澳門分行

BANK OF CHINA (HONG KONG) LIMITED 中國銀行(香港)有限公司
acting as MLAB

with

CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司
acting as Agent

and

CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司

acting as Security Agent

King & Wood Mallesons
13/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong
T +852 3443 1000
F +852 3443 1299
www.kwm.com

CONTENTS

THIS AGREEMENT is dated 15 August 2025 and made between:

(1)   **CARTECH HOLDING COMPANY**, an exempted company incorporated in Cayman Islands with limited liability with registration number 418614, whose registered office address is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands as borrower (the "**Borrower**");

(2)   **THE FINANCIAL INSTITUTIONS** listed in Schedule 1 (*The Original Lenders*) as lenders (the "**Original Lenders**");

(3)   **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司, a company incorporated under the laws of Hong Kong with limited liability, with business registration number 00714271, **BANK OF CHINA LIMITED, MACAU BRANCH** 中國銀行股份有限公司澳門分行, a branch office of a bank incorporated in the PRC with limited liabilities, **BANK OF CHINA (HONG KONG) LIMITED** 中國銀行(香港)有限公司, a company incorporated under the laws of Hong Kong with limited liability, with business registration number 01779270, as mandated lead arrangers and bookrunners (together, the "**MLAB**" and each an "**MLAB**");

(4)   **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司, a company incorporated under the laws of Hong Kong with limited liability, with business registration number 00714271 as agent of the Finance Parties (other than itself) (the "**Agent**"); and

(5)   **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司, a company incorporated under the laws of Hong Kong with limited liability, with business registration number 00714271 as security trustee for the Secured Parties (the "**Security Agent**").

IT IS AGREED as follows:


SECTION 1
INTERPRETATION


1.   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**

In this Agreement:

"**Account Charge**" means the Hong Kong law governed account charge dated on or about the date of this Agreement between the Borrower and the Security Agent in respect of the Cash Account.

"**Acquisition**" means the acquisition of the Target Shares by the Borrower as buyer and the Seller as seller pursuant to the terms of the SPA.

"**Acquisition Costs**" has the meaning given to it in paragraph (b) of Clause 3.1 (*Purpose*).

"**Administrative Party**" means each of the Agent, the Security Agent and the MLAB.

"**ADSs**" means American depositary shares of the Target, each of which (as at the date of this Agreement) represents four Ordinary Shares of the Target.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of any Holding Company of that person.

"**Agent's Spot Rate of Exchange**" means:

(a)   the Agent's spot rate of exchange; or

(b)   (if the Agent does not have an available spot rate of exchange) any publicly available spot rate of exchange selected by the Agent (acting reasonably),

for the purchase of one currency with another currency in the Hong Kong foreign exchange market at or about 11 a.m. Hong Kong time on a particular day.

"**AML/CTF Law**" means any applicable law relating to money laundering, terrorist-related activities, terrorism financing, identity theft, drug trafficking, fraud, other money laundering or financial crimes, and any applicable rule, regulation or guideline issued, administered or enforced by any Governmental Agency for the purposes of any such law, including without limitation any applicable financial record keeping and reporting requirements and applicable anti-money laundering or counter-terrorism financing laws or regulation in all jurisdictions in which any Transaction Obligor conducts business or operations.

"**Antitrust Laws**" has the meaning given to it in the SPA.

"**APLMA**" means the Asia Pacific Loan Market Association Limited.

"**Assignment Agreement**" means an agreement substantially in the form set out in Schedule 5 (*Form of Assignment Agreement*) or any other form agreed between the relevant assignor, assignee and the Agent.

"**Authorisation**" means:

(a)   an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration; or

(b)   in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

"**Availability Period**" means the period from and including the date of this Agreement to and including the Availability End Date. For the purpose of this definition, the "**Availability End Date**" means the earlier of:

(a) the date on which the SPA is terminated pursuant to clause 14 (*Termination of Agreement*) thereof; and

(b) the date falling nine Months and 10 Business Days after the date of the SPA,

or such other period as agreed between the Borrower and the Agent (acting on the instructions of the Majority Lenders) taking into account the extension (if applicable) of the End Date (as defined in the SPA), provided that the Availability End Date shall be in no event later than 27 March 2026.

"**Available Commitment**" means a Lender's Commitment minus:

(a) its participation in any outstanding Loans; and

(b) in relation to any proposed Utilisation, its participation in any Loans that are due to be made on or before the proposed Utilisation Date.

"**Available Facility**" means the aggregate for the time being of each Lender's Available Commitment.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong, Macau and the PRC.

"**Cash Account**" means the cash account opened and maintained by the Borrower with the Agent as the account bank with account numbers (in relation to RMB) 60112948836, (in relation to other currencies) 60134389673 and (in relation to time deposit) 60188371267 (including any renewal, redesignation, replacement, subdivision or subaccount of such account).

"**Cash Equivalent**" means investments that are bank deposits and short term investments (excluding equity investments, debt investment in LGFV Debt, local government debt issued by any local Governmental Agency of the PRC, or real estate debt) and other assets accepted by the Agent (acting on the instructions of the Majority Lenders) which are readily convertible into cash (excluding restricted cash as shown in the relevant financial statements of the Target) without incurring any significant premium or penalty.

"**Cash Pooling Arrangement**" means any cash pooling or cash concentration arrangement entered into among members of the Target Group. For the avoidance of doubt, the foregoing-mentioned cash pooling or cash concentration arrangement does not involve the provision of any credit to any member of the Target Group by any third parties (which is not a member of the Target Group) or the incurrence by any member of the Target Group of any Financial Indebtedness from any third parties (which is not a member of the Target Group).

"**Certain Funds Period**" means the period from the date of this Agreement to and including the day falling on the earliest of:

(a) the date on which the total Purchase Price (as defined in the SPA) payable by the Borrower has been fully paid in accordance with the SPA;

(b)   the date on which the Available Commitment has been fully utilised, cancelled or otherwise reduced to zero; and

(c)   the last day of the Availability Period.

"**Change of Control**" means:

(a)   the Parent does not or ceases to Control the Borrower;

(b)   at any time following the Completion, the Borrower does not or ceases to:

(i)   beneficially own (directly) not less than 40% of the issued and outstanding ordinary shares of the Target (excluding any treasury shares and ordinary shares that had been issued and reserved for the purpose of the share incentive plans of the Target (the "**Excluded Shares**")) free of any Security (other than Transaction Security) (**provided that** the number of Excluded Shares shall be determined by reference to the latest public disclosure made by the Target (unless the Borrower has provided the Agent with a notice in writing (signed by an authorised signatory) setting out the details of the Excluded Shares and attaching corresponding evidence));

(ii)   have the power to cast, or control the casting of, more than 40% of the maximum number of votes that are eligible to be cast at the general meeting of the Target; or

(iii)   appoint or to be able to appoint at least half of the directors of the Target; or

(c)   at any time following the Completion, the Target does not or ceases to Control any Core Target Subsidiary.

For the purpose of this definition, "**Control**" of a person means:

(a)   the holding beneficially of more than 51% of the issued share capital of that person;

(b)   the power to cast, or control the casting of, more than 51% of the maximum number of votes that are eligible to be cast at a general meeting or similar shareholders' meeting of that person; and

(c)   the power to appoint, replace or remove all or the majority of the directors or other equivalent officers of that person,

or, in the case of any Core Target Subsidiary, the control of that Core Target Subsidiary directly or indirectly through the VIE Structure.

"**CIMC**" means Cartech Investment Management Company, an exempted company incorporated in Cayman Islands with limited liability with company number 419229.

"**Code**" means the US Internal Revenue Code of 1986.

"Commitment" means:

(a)   in relation to an Original Lender, the amount set opposite its name under the heading "Facility Commitment" in Schedule 1 (*The Original Lenders*) and the amount of any other Commitment transferred to it under this Agreement; and

(b)   in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Completion" has the meaning given to it in the SPA.

"Compliance Certificate" means a certificate delivered pursuant to Clause 17.2 (*Compliance Certificate*) and signed by a director or an authorised signatory of the Borrower substantially in the form set out in Schedule 6 (*Form of Compliance Certificate*).

"Confidential Information" means all information relating to the Borrower, any other Transaction Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)   any Transaction Obligor or any member of the Group or any of its advisers; or

(b)   another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Transaction Obligor or any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)   information that:

(A)   is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 33 (*Confidential Information*);

(B)   is identified in writing at the time of delivery as non-confidential by any Transaction Obligor or any member of the Group or any of its advisers; or

(C)   is known by that Finance Party before the date the information is disclosed to it in accordance with paragraph (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with any Transaction Obligor or the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"**Confidentiality Undertaking**" means a confidentiality undertaking substantially in a recommended form of the APLMA or in any other form agreed between the Borrower and the Agent.

"**Consolidated Cash and Cash Equivalents**" means, at any time, the aggregate of the "cash and cash equivalents (现金及现金等价物)", "long-term bank deposits (长期银行存款)", "short-term investments (短期投资)" (in each case, excluding equity investments and debt investment in LGFV Debt or other local government debt issued by any local Governmental Agency of the PRC, or real estate debt, and for the avoidance of doubt, excluding restricted cash as shown in the relevant financial statements of the Target) and other assets accepted by the Agent (acting on the instructions of the Majority Lenders) of the Group, with the meaning of the corresponding terms in Chinese above as set out in the most recent consolidated financial statements of the Group delivered pursuant to this Agreement.

"**Consolidated EBITDA**" means, for any Relevant Period, "net income (净利润)" of the Group for that Relevant Period and (to the extent deducted) adding back "income taxes (所得税费用)", "Depreciation of fixed assets (固定资产折旧)", "Amortization of intangible assets (无形资产摊销)", " Amortisation of right-of-use assets (使用权资产摊销)", "Amortization of long-term prepaid expenses (长期待摊费用摊销)" and " Interest expenses (利息费用)", with the meaning of the corresponding terms in Chinese above as set out in the most recent consolidated financial statements of the Group delivered pursuant to this Agreement (provided that, if such Relevant Period commences prior to the occurrence of Completion, the consolidated earnings before interest, taxation, depreciation and amortisation of the Target Group (calculated on the same basis as the foregoing) from the first day of such Relevant Period until the occurrence of Completion shall be added to the Consolidated EBITDA as if Completion had occurred on the first day of such Relevant Period).

"**Consolidated Interest-bearing Liabilities**" means, at any time, the aggregate of the "long-term debt (长期借款)", "short-term debt (短期借款) ", "bonds payable (应付债券) " and "interest-bearing bills payable (应付有息票据)" of the Group, but shall exclude (a) any such liabilities owed by any member of the Group to any of its Affiliates and (b) any "bank acceptance (银行承兑汇票)" and "trade acceptance (商业承兑汇票)", with the meaning of the corresponding terms in Chinese above as set out in the most recent consolidated financial statements of the Group delivered pursuant to this Agreement.

"**Consolidated Net Leverage Ratio**" means, in respect of any Relevant Period, the ratio calculated in accordance with the following formula:

$$\frac{A - B}{C}$$

where:

A = the Consolidated Interest-bearing Liabilities on the last day of such Relevant Period;

B = the Consolidated Cash and Cash Equivalents on the last day of such Relevant Period; and

C = the Consolidated EBITDA in respect of such Relevant Period.

"**Core Group**" means the Borrower and the Core Subsidiaries.

"**Core Subsidiary**" means any Subsidiary of the Borrower whose consolidated total assets or consolidated EBITDA represents 10% or more of the consolidated total assets or consolidated EBITDA respectively of the Group based on the latest financial statements of the Group delivered to the Agent pursuant to this Agreement.

"**Core Target Subsidiary**" means any Subsidiary of the Target which is a Core Subsidiary.

"**Cross Default**" means the occurrence of any of the following events:

(a)   any Financial Indebtedness of the Parent or any member of the Group is not paid when due nor within any originally applicable grace period;

(b)   any Financial Indebtedness of the Parent or any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described);

(c)   any commitment for any Financial Indebtedness of the Parent or any member of the Group is cancelled or suspended by a creditor of the Parent or any member of the Group as a result of an event of default (howsoever described);

(d)   any creditor of the Parent or any member of the Group becomes entitled to declare any Financial Indebtedness of the Parent or any member of the Group due and payable prior to its specified maturity as a result of an event of default (howsoever described),

provided that no Cross Default will occur if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is (i) with respect to all members of the Group, less than RMB500,000,000 (or its equivalent in any other currency or currencies), and (ii) with respect to the Parent, less than RMB2,000,000,000 (or its equivalent in any other currency or currencies).

"**Default**" means an Event of Default or any event or circumstance specified in Clause 20 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Delisting/Disruption Event**" means:

(a)   the Ordinary Shares cease to be listed, traded or publicly quoted on the HKEX or the HKEX announces that, pursuant to the rules of the HKEX, the Ordinary Shares cease or will cease to be listed, traded or publicly quoted on the HKEX, in each case for any reason;

(b)   the ADSs cease to be listed, traded or publicly quoted on the NYSE or the NYSE announces that, pursuant to the rules of the NYSE, the ADSs cease or will cease to be listed, traded or publicly quoted on the NYSE, in each case for any reason (other than an Involuntary Delisting Event);

(c)   any suspension of trading on the HKEX for at least 14 consecutive trading days relating to the Ordinary Shares whether by reason of movements in price exceeding limits permitted by the HKEX or otherwise; or

(d)   any suspension of trading on the NYSE for at least 14 consecutive trading days relating to the ADSs whether by reason of movements in price exceeding limits permitted by the NYSE or otherwise (other than in connection with a potential Involuntary Delisting Event).

"**Disclosure Letter**" has the meaning given to it in paragraph (c) of the definition of "**SPA Documents**".

"**Disposal Proceeds**" has the meaning given to it in paragraph (b) of Clause 7.9 (*Mandatory prepayment – Disposal of shares in Target*).

"**Disruption Event**" means either or both of:

(a)   a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; and

(b)   the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

    (i)   from performing its payment obligations under the Finance Documents; or

    (ii)   from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"**EBITDA**" means earnings before interest, taxes, depreciation and amortisation.

"**Environmental Claim**" means any claim, proceeding or investigation by any person in respect of any Environmental Law.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Environmental Permits**" means any Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by the relevant member of the Group.

"**Event of Default**" means any event or circumstance specified as such in Clause 20 (*Events of Default*).

"**Excluded Shares**" has the meaning given to it in paragraph (b)(i) of the definition of "**Change of Control**".

"**Facility**" means the term loan facility made available under this Agreement as described in Clause 2 (*The Facility*).

"**Facility Office**" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"**FATCA**" means:

(a)   sections 1471 to 1474 of the Code or any associated regulations;

(b)   any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)   any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"**FATCA Application Date**" means:

(a)   in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)   in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

"**FATCA Deduction**" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"**FATCA Exempt Party**" means a Party that is entitled to receive payments free from any FATCA Deduction.

"**Fee Letter**" means any letter or letters referring to this Agreement or the Facility between one or more Administrative Parties and the Borrower setting out any of the fees referred to in Clause 10 (*Fees*).

"**Final Repayment Date**" means:

(a)   subject to paragraph (b) below, the date falling 12 months after the first Utilisation Date (the "**Original Repayment Date**"); or

(b)   the date falling 36 months after the first Utilisation Date if all of the following conditions are satisfied no later than five Business Days (or any other day as agreed by the Majority Lenders) prior to the Original Repayment Date:

  (i)   no Event of Default has occurred and is continuing; and

  (ii)   **[***]**,

  provided that, in each case, if such date is not a Business Day, the Final Repayment Date shall be the immediately preceding Business Day.

"**Finance Document**" means this Agreement, the **[***]**, any Security Document, any Fee Letter, any Utilisation Request and any other document designated as such by the Agent and the Borrower.

"**Finance Party**" means an Administrative Party or a Lender.

"**Financial Indebtedness**" means any indebtedness for or in respect of:

(a)   moneys borrowed;

(b)   any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)   any amount raised pursuant to any note purchase facility or the issue of bonds (but not Trade Instruments), notes, debentures, loan stock or any similar instrument;

(d)   the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability (other than any liability in respect of a lease or hire purchase contract which would, in accordance with GAAP in force prior to 1 January 2019, have been treated as an operating lease);

(e)   receivables sold or discounted (other than any receivables to the extent they are sold or discounted on a non-recourse basis, or if sold on a recourse basis, to the extent of such recourse only);

(f)   any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing and required to be classified as a borrowing under GAAP;

(g)   any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)   any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument (but not, in any case, Trade Instruments) issued by a bank or financial institution in respect of an underlying liability (but not, in any case, Trade Instruments) of any entity which liability would fall within one of the other paragraphs of this definition; and

(i)   (without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"**GAAP**" means:

(a)   in respect of the Borrower, the Parent or any member of the Group incorporated in the PRC, generally accepted accounting principles in the PRC; and

(b)   in respect of the Target, generally accepted accounting principles in the US.

"**Governmental Agency**" means any government or any governmental agency, semi-governmental or judicial entity or authority (including any stock exchange or any self-regulatory organisation established under statute).

"**Group**" means the Borrower and its Subsidiaries from time to time (including, upon the Completion, any member of the Target Group).

"**HKEX**" means The Stock Exchange of Hong Kong Limited.

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China.

"**IFRS**" means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"**Indirect Tax**" means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

"**Information Memorandum**" means the document which the Borrower had agreed to prepare and in the form approved by the Borrower concerning the Group which, at the Borrower's request and on its behalf, was prepared in relation to this transaction and distributed by the MLAB to selected financial institutions during a period mutually agreed by the Borrower and the MLAB.

"**Interest Coverage Ratio**" means, in respect of any period the ratio calculated in accordance with the following formula:

$$\frac{D}{E}$$

where:

D = the total amount of cash distributions in respect of the Target Shares received by the Borrower during the 12 months preceding the date of the Borrower's most recent unconsolidated audited or, as the case may be, unaudited financial statements, as determined by reference to the Borrower's most recent unconsolidated audited financial statements delivered pursuant to this Agreement; and

E = the total amount of financial charges (being interest and fees after deduction of interest income) incurred by the Borrower during the 12 months preceding the date of the Borrower's most recent unconsolidated audited or, as the case may be, unaudited financial statements, as determined by reference to the Borrower's most recent unconsolidated audited financial statements delivered pursuant to this Agreement. For such purpose, interest income includes cash income received by the Borrower in respect of any Cash Equivalent on an unconsolidated basis.

"**Interest Period**" means, in relation to a Loan, each period determined in accordance with Clause 9 (*Interest Periods*) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (*Default interest*).

"**Interest Reserve Amount**" means, as at any day, the amount that is equal to the sum of aggregate scheduled interest and fees which would be payable on each and all of the Loans at any time during the period from and including such day to the last day of the current Interest Period of that Loan, on the assumptions that:

(a)   the aggregate principal amount of the Loans outstanding as at such first-mentioned date includes without limitation any Loan that is to be made on such date;

(b)   no repayment of any Loan will be made during such period of that Loan except in accordance with Clause 6 (*Repayment*); and

(c)   the rate of interest and fees applicable to each Loan will at all times during such period be equal to the then prevailing rate of interest and fees applicable to such Loan as at such first-mentioned date.

"**Involuntary Delisting Event**" means the ADSs cease to be listed, traded or publicly quoted on the NYSE or the NYSE announces that, pursuant to the rules of the NYSE, the ADSs cease or will cease to be listed, traded or publicly quoted on the NYSE, as a result of or pursuant to (or pursuant to *bona fide* commercial decision made by the Borrower or the Target (provided that such decision has been notified to the Agent (with reasonably sufficient details) in writing not more than 10 Business Days after such decision has been made) as a result of) any of the following:

(a)   any generally applicable law, regulation, executive order, or other order or request made by any Governmental Agency, which mandates or requires such cessation; or

(b)   the introduction of or any change in (or in the interpretation, administration or application of) any generally applicable law or regulation, or any member of the Target Group, any shareholder(s) of any Subsidiary of the Target, or any

- 12 -

controlling shareholder(s) of the Target (each a "**Relevant Person**") becoming subject to any generally applicable order, or other order or request made by any Governmental Agency, which (in each case) has the effect of imposing material new or enhanced disclosure, compliance, Tax or other obligations on any such Relevant Person, which could have been avoided (or substantially mitigated) if the ADSs shall cease to be listed on the NYSE.

For such purpose, any law, regulation, executive order, other order or request made by any Governmental Agency is "**generally applicable**" if it is generally applicable to all or a selective number (where such selective number is identified or designated in or pursuant to such law, regulation, executive order, or other order or request made by any Governmental Agency) of the:

(i)   companies whose shares or depository shares or depository receipts are listed on the NYSE and/or Nasdaq;

(ii)   companies commonly known as "中国概念股 (China concepts stock (for translation purposes only))" whose shares or depository shares or depository receipts are listed on the NYSE and/or Nasdaq;

(iii)   companies whose main business(es) are similar to those of the Target or the Core Target Subsidiaries; or

(iv)   respective controlling shareholder(s) of such companies falling under paragraph (i), (ii) or (iii) above.

[***]

"**Legal Reservations**" means:

(a)   the principle that equitable remedies or specific performance may be granted or refused at the discretion of a court, the principle of reasonableness and fairness where implied by law and the limitation of enforcement by laws relating to bankruptcy, insolvency, reorganisation, court schemes, administration, moratoria and other laws generally affecting the rights of creditors;

(b)   the time barring of claims under any applicable law, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of acquiescence, set-off or counterclaim;

(c)   the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(d)   the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(e)   similar principles, rights and defences under the laws of any applicable jurisdiction; and

(f)   any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered in accordance with

Clause 4 (*Conditions of Utilisation*) (as if references therein to any document to which such legal opinions apply were references to any document to which any representation or warranty under any Finance Document (which is qualified by the Legal Reservations) relates).

"**Lender**" means:

(a)   any Original Lender; and

(b)   any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 21 (*Changes to the Lenders*),

which in each case has not ceased to be a Party as such in accordance with the terms of this Agreement.

"**LGFV Debt**" means any Financial Indebtedness incurred by a financing vehicle (howsoever described or structured) established by any local Governmental Agency of the PRC for the purpose of financing investment in infrastructure or other public initiatives, including bonds known as "municipal investment bonds" or "municipal corporate bonds" (城市投资债券 or 城投债).

"**Loan**" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"**Macau**" means the Macau Special Administrative Region of the People's Republic of China.

"**Major Default**" means, any Event of Default under any of:

(a)   Clause 20.1 (*Non-payment*);

(b)   Clause 20.2 (*Specific covenants*);

(c)   Clause 20.3 (*Other obligations*) insofar as it relates to a breach of any Major Undertaking;

(d)   Clause 20.4 (*Misrepresentation*) insofar as it relates to a breach of any Major Representation;

(e)   Clause 20.5 (*Insolvency*) insofar as it relates to the Transaction Obligors only;

(f)   Clause 20.6 (*Insolvency proceedings*) insofar as it relates to the Transaction Obligors only;

(g)   Clause 20.7 (*Creditors' process*) insofar as it relates to the Transaction Obligors only, but excluding any corporate action, legal proceedings or other procedure or step described in Clause 20.5 (*Insolvency*) which is presented, commenced, made, issued or taken by any Finance Party;

(h)   Clause 20.8 (*Unlawfulness and invalidity*);

(i)   Clause 20.9 (*Repudiation*); and

(j)   Clause 20.13 (*Negative pledge on shares in the Borrower*).

"**Major Representation**" means a representation or warranty under any of:

(a)   Clause 16.1 (*Status*), insofar as it relates to the Transaction Obligors only, and clause 12.1 of the **[***]** insofar as it relates to the Transaction Obligors only;

(b)   Clause 16.2 (*Binding obligations*), and clause 12.2 of the **[***]**;

(c)   paragraph (a) or (b) of Clause 16.3 (*Non-conflict with other obligations*), and clauses 12.3.1 and 12.3.2 of the **[***]**;

(d)   Clause 16.4 (*Power and authority*), and clause 12.4 of the **[***]**;

(e)   Clause 16.5 (*Validity and admissibility in evidence*), insofar as it relates to the Transaction Obligors only, and clause 12.5 of the [***], insofar as it relates to the Transaction Obligors only; and

(f)   Clause 16.19 (*Sanctions, anti-corruption and anti-money laundering*) insofar as it relates to the Transaction Obligors only (but not any of its directors, officers or employees), and clause 12.9 of the **[***]** (insofar as it relates to the Transaction Obligors only but excluding any of the Parent's directors, officers or employees).

"**Major Undertaking**" means any undertaking under any of:

(a)   Clause 19.1 (*Authorisations*), and clause 13.1 of the **[***]**;

(b)   Clause 19.3 (*Pari passu ranking*), and clause 13.3 of the **[***]**;

(c)   Clause 19.4 (*Negative pledge*);

(d)   Clause 19.10 (*Acquisitions*), Clause 19.11 (*Loans and guarantees*) and Clause 19.12 (*Financial Indebtedness*), insofar as it relates to the Borrower only, and excluding any obligation of the Borrower to ensure compliance by any other person;

(e)   Clause 19.16 (*SPA Documents*); and

(f)   Clause 19.18 (*Sanctions, anti-corruption and anti-money laundering*) insofar as it relates to the Transaction Obligors only, and excluding any obligation of the Borrower to ensure compliance by any other person (other than a Transaction Obligor), and clause 13.4 of the **[***]**, insofar as it relates to the Transaction Obligors only and excluding any obligation of the Parent to ensure compliance by any other person (other than a Transaction Obligor).

"**Majority Lenders**" means a Lender or Lenders whose Commitments aggregate more than $66^2/_3$ per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than $66^2/_3$ per cent. of the Total Commitments immediately prior to the reduction).

"**Material Adverse Effect**" means a material adverse effect on:

(a)   the business, operations, property, or financial condition of any Obligor, the Target Group taken as a whole, or the Group taken as a whole;

(b)   the ability of any Transaction Obligor to perform its obligations under the Finance Documents; or

(c)   subject to the Legal Reservations, the validity or enforceability of, or the effectiveness or ranking of any Security granted or purported to be granted pursuant to, any of the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"**Month**" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)   (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)   if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)   if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

"**NDRC**" means the National Development and Reform Commission of the PRC (中国国家发展和改革委员会) (including its successors or, as applicable, its relevant local counterparts).

[***]

"**New Lender**" has the meaning given to that term in Clause 21 (*Changes to the Lenders*).

"**NYSE**" means The New York Stock Exchange.

"**Obligors**" means the Borrower and the Parent, each an "**Obligor**".

"**Ordinary Shares**" means the Class A ordinary shares of the Target, par value US$0.0025 per share as at the date of this Agreement.

"**Original Financial Statements**" means:

(a)   the consolidated management accounts of the Parent for the financial half year ended 30 June 2024; and

(b)   the audited consolidated financial statements of the Parent for the financial year ended 31 December 2023.

"**Parent**" means 海尔集团公司 (Haier Group Corporation), a corporation established under laws of the PRC with unified social credit code 91370200163562681G and the registered address at 青岛市高科技工业园海尔路(海尔工业园内) (Haier Road, High-tech Industrial Park, Qingdao (within Haier Industrial Park)).

"**Party**" means a party to this Agreement.

"**Perfection Requirements**" means the making or the procuring of filings, stampings, registrations, notarisations, endorsements, translations and/or notifications and/or the taking of other actions and steps of any Finance Document (and/or any Security created under it) in any applicable jurisdiction necessary for the validity, enforceability (as against the Borrower or any relevant third party) and/or perfection of that Finance Document.

"**Permitted Acquisition Payment**" means any payment pursuant to paragraph (e) of the definition of "**Permitted Payment**".

"**Permitted Intercompany Repayment**" means any repayment of any Relevant Intercompany Loan.

"**Permitted Payment**" means any payment by the Borrower after the expiry of the Availability Period (or, if earlier, the date on which the Available Facility is reduced to zero):

(a)   of interest and/or fees in connection with the Facility and/or for the repayment of any Loan in accordance with the terms of this Agreement;

(b)   to the Parent or its Affiliates, fees of an aggregate amount of not exceeding RMB78,250,000 (or its equivalent in other currency or currencies);

(c)   of operating expenses, taxes, regulatory costs, administrative expenses, and/or holding company costs of an aggregate amount after the date of this Agreement of not exceeding RMB1,000,000;

(d)   to any shareholder or Affiliate for the purpose of Permitted Intercompany Repayment; and

(e)   of consideration to acquire shares in the Target, provided that the aggregate amount of such consideration after the date of this Agreement shall not exceed the sum of:

(i)   the aggregate equity injection to the Borrower by its shareholder or Affiliates of its shareholder after the date of the Completion; and

(ii)   the aggregate amount of all Subordinated Intercompany Loans (other than any and all Relevant Intercompany Loans).

"**PRC**" means the People's Republic of China (excluding Hong Kong, Macau and Taiwan).

"**Public Filings**" means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by any party to any Finance Document with the SEC and/or HKEX pursuant to applicable laws and the rules and regulations of the NYSE and HKEX, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, in each case, filed or furnished with the SEC and/or HKEX from time to time.

"**Quasi-Security**" means, in respect of the Borrower, any shareholder of the Borrower or any other member of the Group:

(a)   any sale, transfer or disposal of any of its assets or shares on terms whereby they are or may be leased to or re-acquired by the Borrower, any shareholder of the Borrower or any other member of the Group;

(b)   any sale, transfer or disposal of any of its receivables on recourse terms;

(c)   any entry into or subsistence of any title retention arrangement;

(d)   any entry into or subsistence of any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(e)   any entry into or subsistence of any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

"**Receiver**" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

"**Related Fund**", in relation to a fund (the "**first fund**"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"**Relevant Default Date**" has the meaning given to it in Clause 21.2 (*Conditions of assignment or transfer*).

"**Relevant Disposal**" has the meaning given to it in paragraph (a) of Clause 7.9 (*Mandatory prepayment – Disposal of shares in Target*).

"**Relevant Intercompany Loan**" means any intercompany loan owing by the Borrower to any of its shareholder or Affiliate which was incurred for the sole purpose of the payment of interest, fees, costs and expenses in connection with the Facility (including without limitation by way of funding the Interest Reserve Amount), provided that:

(a)   the Borrower has provided evidence to the Agent (in form and substance satisfactory to the Agent) that such intercompany loan was incurred for the foregoing-mentioned purpose; and

(b)   the aggregate amount of such intercompany loan incurred (for such purpose disregarding any repayment) shall not exceed the total payment of interest and fees under the Facility from the date of this Agreement to the date falling 12 Months after the first Utilisation Date.

"**Relevant Jurisdiction**" means, in relation to the Borrower:

(a)   its jurisdiction of incorporation;

(b)   any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c)   any jurisdiction where it conducts its core business; and

(d)   any jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"**Relevant Period**" means each period of twelve months ending on the last day of the Group's financial year and each period of twelve months ending on the last day of the first half of the Group's financial year.

"**Repeating Representations**" means the representations set out in Clauses 16.1 (*Status*) to 16.6 (*Governing law and enforcement*), paragraph (a) of Clause 16.9 (*No default*), and paragraph (a)(iv) of Clauses 16.10 (*No misleading information*), 16.11 (*Financial statements*), 16.13 (*No proceedings*) to 16.19 (*Sanctions, anti-corruption and anti-money laundering*).

"**Representative**" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"**Sanctions**" includes any economic, financial, commercial or trade sanction, embargoes or other restrictive measures or prohibition issued, imposed, administered enacted or enforced from time to time by (a) the US government; (b) the United Nations; (c) the European Union; (d) the United Kingdom; (e) Hong Kong; (f) the PRC; or (g) the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of State, the US Department of Commerce Bureau of Industry Security, the Hong Kong Commerce and Economic Development Bureau, and the Hong Kong Monetary Authority (together the "**Sanctions Authority**").

"**Sanctions Authority**" has the meaning given to it in the definition of "**Sanctions**".

"**SDN List**" means the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the US Department of the Treasury, or any similar list of sanctioned persons or entities maintained by any Sanctions Authority.

"**SEC**" means the Securities and Exchange Commission in the United States.

"**Secured Obligations**" means all present and future obligations and liabilities at any time and from time to time due, owing or incurred by any or all of the Transaction Obligors to or for the account of any Secured Party under or in connection with the

Finance Documents, whether actual or contingent, whether originally incurred by any of the Transaction Obligors or by any other person and whether incurred solely or jointly and as principal or surety or in any other capacity, including any liability in respect of any further advances or financial accommodation made under the Finance Documents. These include money (including as a result of a breach or default) by way of principal, interest, fees, costs, indemnities, guarantees, charges, duties, expenses, liquidated or unliquidated damages, and any amount paid or advanced by a Secured Party under or in connection with the Finance Documents.

"**Secured Party**" means a Finance Party, a Receiver or any Delegate.

"**Security**" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"**Security Asset**" means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

"**Security Document**" means each of the following documents:

(a)   the Share Charge (Borrower);

(b)   the Share Charge (Target);

(c)   the Account Charge;

(d)   any other document evidencing or creating or expressed to evidence or create Security over any asset to secure any obligation of the Borrower to a Secured Party under the Finance Documents; or

(e)   any other document designated as such by the Security Agent and the Borrower.

"**Security Property**" means:

(a)   the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b)   all obligations expressed to be undertaken by the Borrower to pay amounts in respect of the Secured Obligations to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security, together with all representations and warranties expressed to be given by the Borrower in favour of the Security Agent as trustee for the Secured Parties; and

(c)   any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Secured Parties.

"**Security Providers**" means CIMC and each other party to any Security Document other than the Security Agent, and each a "**Security Provider**".

"**Selection Notice**" means a notice substantially in the form set out in Part II of Schedule 3 (*Requests*).

"**Seller**" means Yun Chen Capital Cayman, a company incorporated under the laws of Cayman Islands with incorporation no. 308661 and with its registered address at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

"**Share Charge (Borrower)**" means the Hong Kong law governed share charge dated on or about the date of this Agreement between CIMC and the Security Agent in respect of all of the issued shares of the Borrower.

"**Share Charge (Target)**" means the Hong Kong law governed share charge in agreed form to be entered into between the Borrower and the Security Agent in respect of the Target Shares pursuant to paragraph (b) of Clause 19.17 (*Conditions subsequent*).

"**SPA**" means the share sale and purchase agreement between the Borrower and the Seller dated 20 February 2025 in respect of the Acquisition.

"**SPA Documents**" means:

(a)   SPA;

(b)   the put and call option agreement between the Borrower and the Seller dated 20 February 2025;

(c)   the disclosure letter between the Borrower and the Seller dated 20 February 2025 (the "**Disclosure Letter**"); and

(d)   any other document relating to the Acquisition as designated by the Agent and the Borrower.

"**Specified Time**" means a day or time determined in accordance with Schedule 7 (*Timetables*).

"**subject of Sanctions**" means any person or entity that is:

(a)   on the current list of terrorists/sanctioned parties published by the Government of Hong Kong, the Government of the PRC, the governments of the G7 (Group of Seven), the European Union and the United Nations;

(b)   listed, or is owned or controlled, directly or indirectly, by a person or entity which is listed, on an SDN List;

(c)   a government or governmental agency, semi-governmental or judicial entity or Sanctions Authority (including any stock exchange or any self-regulatory body organised or established under statute) or a state-owned enterprise (or any entity owned or controlled by any of the foregoing) of any country which is the subject of country-wide or territory-wide Sanctions by a Sanctions Authority, even if located outside such country;

(d)   otherwise a target of Sanctions by any Sanctions Authority such that any Finance Party cannot deal or otherwise engage in a transaction contemplated by this Agreement with such person or entity;

(e)   located, incorporated, organised or resided in a country or territory that is, or whose government is, the target of Sanctions, which currently includes the Crimean, Donetsk, Luhansk regions, Cuba, Iran, the occupied territories of the Kherson and Zaporizhzhia regions, the Democratic People's Republic of Korea and Syria; or

(f)   a country which is the subject of Sanctions by any Sanctions Authority.

"**Subordinated Intercompany Loan**" means any Financial Indebtedness owed by the Borrower to any shareholder or any other Affiliate of any shareholder:

(a)   which is a Relevant Intercompany Loan which the Borrower hereby agrees to be subordinated to the Facility; or

(b)   where such Financial Indebtedness is subordinated to the Facility pursuant to a subordination deed executed by each such shareholder or Affiliate in form and substance satisfactory to the Agent.

"**Subsidiary**" means, in relation to any company or corporation, a company or corporation:

(a)   which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)   more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(c)   which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body and shall include any company or corporation controlled directly or indirectly by the first mentioned company or corporation through the VIE Structure.

"**Target**" means Autohome Inc., an exempted company incorporated with limited liability under the laws of Cayman Islands with company number 212934 and with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited (stock code: 2518) and the ADSs of which are listed on the New York Stock Exchange (stock code: ATHM).

"**Target Group**" means the Target and its Subsidiaries from time to time.

"**Target Shares**" means 200,884,012 Ordinary Shares to be sold by the Seller and to be purchased by the Borrower upon completion of the Acquisition pursuant to the terms of the SPA.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Tax Deduction**" has the meaning given to such term in Clause 11.1 (*Tax definitions*).

"**Third Parties Legislation**" means the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong).

"**Total Commitments**" means at any time the aggregate of the Commitments (being CNH13,132,285,052 at the date of this Agreement).

"**Trade Instruments**" means any performance bonds, advance payment bonds, letters of credit or similar instruments issued in respect of the obligations of a company or corporation arising in the ordinary course of trading of that company or corporation.

"**Transaction Documents**" means the Finance Documents and the SPA Documents.

"**Transaction Obligors**" means the Obligors, the Security Providers, and each other party to any Finance Document other than a Finance Party, and each a "**Transaction Obligor**".

"**Transaction Security**" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 4 (*Form of Transfer Certificate*) or any other form agreed between the Agent and the Borrower.

"**Transfer Date**" means, in relation to an assignment or a transfer, the later of:

(a)   the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)   the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

"**Unpaid Sum**" means any sum due and payable but unpaid by the Borrower under the Finance Documents.

"**US**" means the United States of America.

"**Utilisation**" means a utilisation of the Facility.

"**Utilisation Date**" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"**Utilisation Request**" means a notice substantially in the form set out in Part I of Schedule 3 (*Requests*).

"**VIE Contract**" has the meaning given to it in the definition of "**VIE Structure**".

"**VIE Entity**" means any PRC-domiciled operating entity that is the subject of a VIE Structure, or any Subsidiary of such entity.

"**VIE Structure**" means the investment structure in which a PRC-domiciled operating entity and its PRC shareholders enter into a number of contracts (collectively, the "**VIE Contracts**") with a non-PRC investor (or a foreign-invested enterprise incorporated in the PRC invested by the non-PRC investor) pursuant to which the non-PRC investor achieves control of that PRC-domiciled operating entity and consolidates the financials of the PRC-domiciled entity with those of that non-PRC investor.

1.2   **Construction**

(a)   Unless a contrary indication appears, any reference in this Agreement to:

(i)   any "**Administrative Party**", the "**Agent**", the "**MLAB**", any "**Finance Party**", any "**Lender**", any "**Obligor**", any " **Transaction Obligor**" any "**Party**", any "**Secured Party**", the "**Security Agent**" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)   "**assets**" includes present and future properties, revenues and rights of every description;

(iii)   a "**Finance Document**" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)   a "**group of Lenders**" or a "**group of Finance Parties**" includes all the Lenders or, as the case may be, all the Finance Parties;

(v)   "**including**" shall be construed as "including without limitation" (and cognate expressions shall be construed similarly);

(vi)   "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)   a Lender's "**participation**" in a Loan or Unpaid Sum includes an amount (in the currency of such Loan or Unpaid Sum) representing the fraction or portion (attributable to such Lender by virtue of the provisions of this Agreement) of the total amount of such Loan or Unpaid Sum and such Lender's rights under this Agreement in respect thereof;

(viii)   a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(ix)   a **"regulation"** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(x)   a document is in **"agreed form"** if it is in a form agreed by the Borrower and the Agent;

(xi)   a provision of law is a reference to that provision as amended or re-enacted from time to time; and

(xii)   a time of day is a reference to Hong Kong time.

(b)   The determination of the extent to which a rate is **"for a period equal in length"** to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)   Section, Clause and Schedule headings are for ease of reference only.

(d)   Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)   A Default (other than an Event of Default) is **"continuing"** if it has not been remedied or waived and an Event of Default is **"continuing"** if it has not been waived.

(f)   The Borrower being obliged to **"ensure"** or **"procure"** that the Target Group or any member thereof to take or not take any action shall be construed as the Borrower, in its capacity as a shareholder in any meeting of the shareholders of the Target where it is entitled to vote, whether directly or indirectly or in person or by proxy, using reasonable efforts to procure (through exercising voting rights at such shareholder meetings) that such member of the Target Group takes or not take such actions.

(g)   Where this Agreement specifies an amount in a given currency (the **"specified currency"**) **"or its equivalent"**, the **"equivalent"** is a reference to the amount of any other currency which, when converted into the specified currency utilising the Agent's Spot Rate of Exchange.

1.3   **Currency symbols and definitions**

"US$" and **"US dollars"** denote the lawful currency of the US.

"RMB" and **"Renminbi"** denote the lawful currency of the PRC.

"CNH" denotes the lawful currency of the PRC, as traded offshore outside of the PRC.

1.4   **Third party rights**

    (a)   Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Third Parties Legislation to enforce or to enjoy the benefit of any term of this Agreement.

    (b)   Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

    (c)   Any Receiver, Delegate or any person described in Clause 23.11 (*Exclusion of liability*), may, subject to this Clause 1.4 and the Third Parties Legislation, rely on any Clause of this Agreement which expressly confers rights on it.

SECTION 2
THE FACILITY

2. THE FACILITY

2.1 The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a CNH term loan facility in an aggregate amount equal to the Total Commitments.

2.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrower is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by the Borrower which relates to a Finance Party's participation in a Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by the Borrower.

(c) A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

3. PURPOSE

3.1 Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards:

(a) payment of the Purchase Price (as defined in the SPA) in accordance with the SPA; and

(b) payment of fees, costs, expenses or taxes (including stamp duty) incurred in relation to the Acquisition, including costs and expenses incurred by the Borrower for obtaining W&I Insurance (as defined in the SPA) (including premiums, commissions, brokerage fees and other advisors' fees) in accordance with the SPA (collectively, the "**Acquisition Costs**").

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. **CONDITIONS OF UTILISATION**

4.1 **Initial conditions precedent**

(a) The Borrower may not deliver a Utilisation Request unless the Agent has received (or waived the receipt of) all of the documents and other evidence listed in Schedule 2 (*Conditions Precedent*) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

(b) Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2 **Further conditions precedent**

Subject to Clause 4.1 (*Initial conditions precedent*) and Clause 4.3 (*Utilisations during the Certain Funds Period*), the Lenders will only be obliged to comply with Clause 5.4 (*Lenders' participation*) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) no Default is continuing or would result from the proposed Loan;

(b) no Change of Control, Delisting/Disruption Event or Cross Default has occurred; and

(c) the Repeating Representations to be made by the Borrower and the representations repeated or deemed to be repeated by any Transaction Obligor under the Finance Documents to which that Transaction Obligor is a party are true in all material respects.

4.3 **Utilisations during the Certain Funds Period**

(a) Subject to Clause 4.1 (*Initial conditions precedent*), during the Certain Funds Period, the Lenders will only be obliged to comply with Clause 5.4 (*Lenders' participation*) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(i) no Major Default is continuing or would result from the proposed Loan;

(ii) the Major Representations are true in all material respects; and

(iii) no Change of Control, Delisting/Disruption Event or Cross Default (except for paragraph (d) of the definition of "Cross Default") has occurred.

(b) During the Certain Funds Period (save in circumstances where, pursuant to paragraph (a) above, no Lender is obliged to make the Loans) and subject as provided in Clause 7.1 (*Illegality*), the Lenders shall not be entitled to:

(i)   cancel any of the Commitment;

(ii)   rescind, terminate or cancel this Agreement or the Facility or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Utilisation or any withdrawal from the Cash Account for the purpose of funding the payment of the Purchase Price or the Acquisition Costs;

(iii)   refuse to participate in the making of a Utilisation or otherwise prevent the making to the Borrower of a Utilisation relating to the Facility or refuse to allow the release of any amount from the Cash Account for the purpose of funding the payment of the Purchase Price or the Acquisition Costs;

(iv)   exercise any right of set-off or counterclaim or similar right or remedy in respect of a Utilisation to the extent to do so would prevent or limit the making of a Utilisation;

(v)   cancel, accelerate, declare due and payable or due and payable on demand or cause payment, repayment or prepayment of any amounts arising under this Agreement or under any Finance Document; or

(vi)   exercise any right of set-off or any right to enforce Transaction Security in respect of the balance standing to the credit of the Cash Account or terminate or close the Cash Account,

provided that immediately upon expiry of the Certain Funds Period all such rights, remedies and entitlements that would otherwise be available to the Finance Parties but for this paragraph (b) shall be available to the Finance Parties notwithstanding that they may not have been exercised or been available during the Certain Funds Period.

4.4   Maximum number of Loans

(a)   The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation more than five Loans would be outstanding.

(b)   The Borrower may not request that a Loan be divided.

SECTION 3
UTILISATION

5. UTILISATION

5.1 Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2 Completion of a Utilisation Request

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

  (i) the proposed Utilisation Date is a Business Day within the Availability Period;

  (ii) the currency and amount of the Utilisation comply with Clause 5.3 (*Currency and amount*);

  (iii) the proposed first Interest Period complies with Clause 9 (*Interest Periods*); and

  (iv) it specifies that the proposed Loan shall be credited into the Cash Account.

(b) Only one Loan may be requested in each Utilisation Request.

5.3 Currency and amount

(a) The currency specified in a Utilisation Request must be CNH.

(b) The amount of the proposed Loan must not exceed the Available Facility.

5.4 Lenders' participation

(a) If the conditions set out in Clause 4 (*Conditions of Utilisation*) and Clauses 5.1 (*Delivery of a Utilisation Request*) to 5.3 (*Currency and amount*) have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

5.5 Cancellation of Available Facility

The Commitments which, at that time, are unutilised shall be immediately cancelled at 5 p.m. on the last day of the Availability Period.

SECTION 4
REPAYMENT, PREPAYMENT AND CANCELLATION

6. **REPAYMENT**

6.1 **Repayment of Loans**

The Borrower shall repay the Loans on the Final Repayment Date.

7. **PREPAYMENT AND CANCELLATION**

7.1 **Illegality**

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)   that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)   upon the Agent notifying the Borrower, the Available Commitments of that Lender will be immediately cancelled; and

(c)   to the extent that the Lender's participation has not been transferred pursuant to paragraph (d) of Clause 7.4 (*Right of prepayment and cancellation in relation to a single Lender*), the Borrower shall repay that Lender's participation in the Loans made to the Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Borrower or, if earlier, the date specified by that Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment(s) shall be immediately cancelled in the amount of the participations repaid.

7.2 **Voluntary cancellation**

The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of CNH1,000,000 and in integral multiples of CNH100,000, or if less, the Available Facility) of an Available Facility. Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably under that Facility.

7.3 **Voluntary prepayment**

The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces the amount of that Loan by a minimum amount of CNH10,000,000 and in integral multiples of CNH1,000,000, or if less, the amount of that Loan).

7.4 **Right of prepayment and cancellation in relation to a single Lender**

(a) If:

(i) any sum payable to any Lender by the Borrower is required to be increased under paragraph (a) of Clause 11.2 (*Tax gross-up*); or

(ii) any Lender claims indemnification from the Borrower under Clause 11.3 (*Tax indemnity*) or Clause 12.1 (*Increased Costs*),

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment(s) of that Lender and its intention to procure the prepayment of that Lender's participation in the Loans or give the Agent notice of its intention to replace that Lender in accordance with paragraph (d) below.

(b) On receipt of a notice of cancellation referred to in paragraph (a) above, the Available Commitment(s) of that Lender shall be immediately reduced to zero.

(c) On the last day of each Interest Period which ends after the Borrower has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall prepay that Lender's participation in that Loan and that Lender's corresponding Commitment(s) shall be immediately cancelled in the amount of the participations repaid.

(d) If:

(i) any of the circumstances set out in paragraph (a) above apply to a Lender; or

(ii) the Borrower becomes obliged to pay any amount in accordance with Clause 7.1 (*Illegality*) to any Lender,

the Borrower may, on 10 Business Days' prior notice to the Agent and that Lender, replace that Lender by requiring that Lender to (and, to the extent permitted by law, that Lender shall) transfer pursuant to Clause 21 (*Changes to the Lenders*) all (and not part only) of its rights and obligations under the Finance Documents to a Lender or other bank, financial institution, trust, fund or other entity selected by the Borrower which (A) is not a member of the Group and (B) confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 21 (*Changes to the Lenders*) for a purchase price in cash payable at the time of the transfer in an amount equal to the outstanding principal amount of such Lender's participation in the outstanding Loans and all accrued interest (to the extent that the Agent has not given a notification under Clause 21.12 (*Pro rata interest settlement*)) and other amounts payable in relation thereto under the Finance Documents.

(e) The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i) the Borrower shall have no right to replace the Agent;

(ii)   neither the Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii)   in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv)   no Lender shall be obliged to execute a Transfer Certificate unless it is satisfied that it has completed all "know your customer" and other similar procedures that it is required (or deems desirable) to conduct in relation to the transfer to such replacement Lender.

(f)   A Lender shall perform the procedures described in paragraph (e)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Agent and the Borrower when it is satisfied that it has completed those checks.

7.5   Restrictions

(a)   Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)   Any prepayment under this Agreement shall be made together with accrued interest and fees on the amount prepaid and without premium or penalty or prepayment fees.

(c)   The Borrower may not reborrow any part of the Facility which is prepaid.

(d)   The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)   No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)   If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

(g)   If all or part of any Lender's participation in a Loan under a Facility is repaid or prepaid and is not available for redrawing (other than by operation of Clause 4.2 (*Further conditions precedent*)), an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) in respect of that Facility will be deemed to be cancelled on the date of repayment or prepayment.

7.6   Application of prepayments

Any prepayment of a Loan pursuant to Clause 7.3 (*Voluntary prepayment*) shall be applied *pro rata* to each Lender's participation in that Loan.

7.7 **Mandatory prepayment – Change of Control, Delisting/Disruption Event, Cross Default**

If a Change of Control, Delisting/Disruption Event or Cross Default occurs:

(a)   the Borrower shall promptly notify the Agent upon becoming aware of that event;

(b)   a Lender shall not be obliged to fund a Utilisation;

(c)   at the request of the Agent (acting on the instructions of the Majority Lenders), each Available Commitment of each Lender shall be immediately cancelled; and

(d)   at the request of the Agent (acting on the instructions of the Majority Lenders), all Loans, together with accrued interest and fees, and all other amounts accrued or outstanding under the Finance Documents shall become due and payable, and the Borrower shall repay all Loans, together with accrued interest and fees, and all other amounts accrued or outstanding under the Finance Documents by no later than, on the date falling 10 Business Days after such request (or such later day as the Agent (acting on the instructions of the Majority Lenders) may agree).

7.8 **Mandatory prepayment – Non-occurrence of Completion or Termination of the SPA**

If the Completion does not occur on or prior to the earlier of the last day of the Availability Period and the End Date (as defined in the SPA), or the SPA is terminated pursuant to clause 14 (*Termination of Agreement*) thereof:

(a)   the Borrower shall promptly notify the Agent upon becoming aware of that event;

(b)   a Lender shall not be obliged to fund a Utilisation;

(c)   unless with the prior written consent of the Agent (acting on the instructions of all the Lenders), each Available Commitment of each Lender shall be immediately cancelled; and

(d)   unless with the prior written consent of the Agent (acting on the instructions of all the Lenders), all Loans, together with accrued interest and fees, and all other amounts accrued or outstanding under the Finance Documents shall become due and payable, and the Borrower shall repay all Loans, together with accrued interest and fees, and all other amounts accrued or outstanding under the Finance Documents by no later than, on the date falling 10 Business Days after the occurrence of that event (or such later day as the Agent (acting on the instructions of all the Lenders) may agree).

7.9 **Mandatory prepayment – Disposal of shares in Target**

(a)   Without prejudice to the other terms in this Facility Agreement and the terms of the Share Charge (Target), if the Borrower sells, transfers or otherwise disposes of any Target Shares or any other shares in the Target (including without limitation the repurchase or redemption of such shares by the Target) that is made with the prior written consent of the Agent (acting on the instructions of the Majority Lenders) (the "**Relevant Disposal**"), it shall:

(i) promptly notify the Agent of the Relevant Disposal; and

(ii) within 10 Business Days of the Relevant Disposal, prepay the Loans together with accrued interest and fees, in an amount equal to the Disposal Proceeds.

(b) For the purpose of this Clause 7.9:

"**Disposal Proceeds**" means the consideration received or receivable by the Borrower in relation to the Relevant Disposal after deducting:

(i) any reasonable costs and expenses which are incurred by the Borrower in connection with the Relevant Disposal to persons who are not Affiliates of the Borrower; and

(ii) any Tax incurred, paid or required to be paid by the Borrower in connection with the Relevant Disposal.

7.10 Mandatory prepayment – payment under the SPA Documents

(a) If the Borrower receives any Relevant SPA Payment, it shall:

(i) promptly notify the Agent of the receipt of the Relevant SPA Payment; and

(ii) within 10 Business Days of the receipt of the Relevant SPA Payment, prepay the Loans together with accrued interest and fees, in an amount equal to the Relevant SPA Payment.

(b) For the purpose of this Clause 7.10:

"**Relevant SPA Payment**" means any payment from the Seller to the Borrower pursuant to the terms of the SPA Documents (including without limitation fee, indemnity or other payment in cash) and after deducting:

(i) any reasonable costs and expenses which are incurred by the Borrower in relation thereto; and

(ii) any Tax incurred, paid and required to be paid by the Borrower in relation thereto.

7.11 Mandatory prepayment – equity injection

If the Borrower receives any equity injection from the Parent or any Affiliate of the Parent (the "**Relevant Equity Injection**"), it shall:

(a) promptly notify the Agent of the receipt of the Relevant Equity Injection; and

(b)   (unless the Agent (acting on the instructions of all Lenders) otherwise agree in writing) within 10 Business Days of the receipt of the Relevant Equity Injection, prepay the Loans together with accrued interest and fees, in an amount equal to the Relevant Equity Injection, after deducting:

     (i)   the amount used to pay interest and/or fees due and payable under the Facility on the last day of the current Interest Period;

     (ii)   the amount used to maintain the Interest Reserve Amount; and

     (iii)   any Permitted Acquisition Payment.

7.12   **Mandatory prepayment - Subordinated Intercompany Loans**

If the Borrower borrows any Subordinated Intercompany Loan (other than any Relevant Intercompany Loan), it shall:

(a)   promptly notify the Agent of the incurrence of such Subordinated Intercompany Loan; and

(b)   (unless the Agent (acting on the instructions of all Lenders) otherwise agree in writing) within 10 Business Days of the receipt of proceeds of such Subordinated Intercompany Loan, prepay the Loans together with accrued interest and fees, in an amount equal to such proceeds, after deducting:

     (i)   the amount used to pay interest and/or fees due and payable under the Facility on the last day of the current Interest Period;

     (ii)   the amount used to maintain the Interest Reserve Amount; and

     (iii)   any Permitted Acquisition Payment.

SECTION 5
COSTS OF UTILISATION

8. INTEREST

8.1 Calculation of interest

The rate of interest on each Loan is **[***]** per cent per annum.

8.2 Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period.

8.3 Default interest

(a) If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date to the date of actual payment (both before and after judgment) at a rate which is, subject to paragraph (b) below, two per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted a Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Agent.

(b) If any Unpaid Sum consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i) the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii) the rate of interest applying to the Unpaid Sum during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if the Unpaid Sum had not become due.

(c) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.4 Notification of rates of interest

The Agent shall promptly notify the relevant Lenders and the Borrower of the determination of a rate of interest under this Agreement.

9. INTEREST PERIODS

9.1 Selection of Interest Periods

(a) The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

(b)   Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent by the Borrower not later than the Specified Time.

(c)   Subject to this Clause 9, the Borrower may select an Interest Period of one, three or six Months, or of any other period agreed between the Borrower, the Agent and all the Lenders in relation to the relevant Loan.

(d)   If the Borrower fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be three Months.

(e)   An Interest Period for a Loan shall not extend beyond the Final Repayment Date.

(f)   Each Interest Period for a Loan shall start on the Utilisation Date or (if a Loan has already been made) on the last day of the preceding Interest Period of such Loan.

9.2   Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.3   Consolidation and division of Loans

If two or more Interest Periods relate to Loans in the same currency end on the same date, those Loans will be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

10.   FEES

The Borrower shall pay to the Agent (for the account of the MLAB) an underwriting fee in the amount, at the times and in such proportion agreed in a Fee Letter.

SECTION 6
ADDITIONAL PAYMENT OBLIGATIONS

11. TAX GROSS-UP AND INDEMNITIES

11.1 Tax definitions

In this Clause 11:

"**Tax Credit**" means a credit against, relief or remission for, or repayment of any Tax.

"**Tax Deduction**" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"**Tax Payment**" means an increased payment made by the Borrower to a Finance Party under Clause 11.2 (*Tax gross-up*) or a payment under Clause 11.3 (*Tax indemnity*).

Unless a contrary indication appears, in this Clause 11 a reference to "**determines**" or "**determined**" means a determination made in the absolute discretion of the person making the determination.

11.2 Tax gross-up

(a) All payments to be made by the Borrower to any Finance Party under the Finance Documents shall be made free and clear of and without any Tax Deduction unless the Borrower is required to make a Tax Deduction, in which case the sum payable by the Borrower (in respect of which such Tax Deduction is required to be made) shall be increased to the extent necessary to ensure that such Finance Party receives a sum net of any deduction or withholding equal to the sum which it would have received had no such Tax Deduction been made or required to be made.

(b) The Borrower shall promptly upon becoming aware that the Borrower must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Borrower and the Borrower.

(c) If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(d) Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant taxing authority.

11.3 **Tax indemnity**

(a)   Without prejudice to Clause 11.2 (*Tax gross-up*), if any Finance Party is required to make any payment of or on account of Tax on or in relation to any sum received or receivable under the Finance Documents (including any sum deemed for the purposes of Tax to be received or receivable by such Finance Party whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against any Finance Party, the Borrower shall, within 10 Business Days of demand of the Agent, promptly indemnify the Finance Party which suffers a loss or liability as a result against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith, **provided that** this Clause 11.3 shall not apply to:

(i)   any Tax imposed on and calculated by reference to the net income actually received or receivable by such Finance Party (but, for the avoidance of doubt, not including any sum deemed for the purposes of Tax to be received or receivable by such Finance Party but not actually receivable) by the jurisdiction in which such Finance Party is incorporated;

(ii)   any Tax imposed on and calculated by reference to the net income of the Facility Office of such Finance Party actually received or receivable by such Finance Party (but, for the avoidance of doubt, not including any sum deemed for the purposes of Tax to be received or receivable by such Finance Party but not actually receivable) by the jurisdiction in which its Facility Office is located; or

(iii)   a FATCA Deduction required to be made by a Party.

(b)   A Finance Party intending to make a claim under paragraph (a) above shall notify the Agent of the event giving rise to the claim, whereupon the Agent shall notify the Borrower thereof.

(c)   A Finance Party shall, on receiving a payment from the Borrower under this Clause 11.3, notify the Agent.

11.4 **Tax Credit**

If the Borrower makes a Tax Payment and the relevant Finance Party determines that:

(a)   a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)   that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Borrower which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.

11.5 **Stamp taxes**

The Borrower shall:

(a)   pay all stamp duty, registration and other similar Taxes payable in respect of any Finance Document; and

(b)   within 10 Business Days of demand, indemnify each Secured Party against any cost, loss or liability that Secured Party incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Finance Document.

11.6 **Indirect Tax**

(a)   All amounts set out or expressed in a Finance Document to be payable by any Party to a Finance Party shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Indirect Tax.

(b)   Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all Indirect Tax incurred by that Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that it is not entitled to credit or repayment in respect of the Indirect Tax.

11.7 **FATCA information**

(a)   Subject to paragraph (c) below, each Party shall, within 10 Business Days of a reasonable request by another Party:

(i)   confirm to that other Party whether it is:

(A)   a FATCA Exempt Party; or

(B)   not a FATCA Exempt Party;

(ii)   supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)   supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)   If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)   Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)   any law or regulation;

(ii)   any fiduciary duty; or

(iii)   any duty of confidentiality.

(d)   If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

11.8   FATCA Deduction

(a)   Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)   Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Finance Parties.

12.   INCREASED COSTS

12.1   Increased Costs

(a)   Subject to Clause 12.3 (*Exceptions*) the Borrower shall, within 10 Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement. The terms "law" and "regulation" in this paragraph (a) shall include any law or regulation concerning capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b)   In this Agreement, **"Increased Costs"** means:

(i)   a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital (including as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by such Finance Party);

(ii)   an additional or increased cost; or

(iii)   a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to the undertaking, funding or performance by such Finance Party of any of its obligations under any Finance Document or any participation of such Finance Party in any Loan or Unpaid Sum.

12.2   Increased Cost claims

(a)   A Finance Party (other than the Agent) intending to make a claim pursuant to Clause 12.1 (*Increased Costs*) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)   Each Finance Party (other than the Agent) shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

12.3   Exceptions

Clause 12.1 (*Increased Costs*) does not apply to the extent any Increased Cost is:

(a)   attributable to a Tax Deduction required by law to be made by the Borrower;

(b)   attributable to a FATCA Deduction required to be made by a Party;

(c)   compensated for by Clause 11.3 (*Tax indemnity*) (or would have been compensated for under Clause 11.3 (*Tax indemnity*) but was not so compensated solely because any of the exclusions in paragraph (a) of Clause 11.3 (*Tax indemnity*) applied); or

(d)   attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

13.   MITIGATION BY THE LENDERS

13.1   Mitigation

(a)   Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (*Illegality*), Clause 11 (*Tax Gross-up and Indemnities*) or Clause 12 (*Increased Costs*), including:

(i)   providing such information as the Borrower may reasonably request in order to permit the Borrower to determine its entitlement to claim any exemption or other relief (whether pursuant to a double taxation treaty or otherwise) from any obligation to make a Tax Deduction; and

(ii)   in relation to any circumstances which arise following the date of this Agreement, transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)   Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

13.2   Limitation of liability

(a)   The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 13.1 (*Mitigation*).

(b)   A Finance Party is not obliged to take any steps under Clause 13.1 (*Mitigation*) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

13.3   Conduct of business by the Finance Parties

No provision of this Agreement will:

(a)   interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)   oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)   oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

14.   OTHER INDEMNITIES

14.1   Currency indemnity

(a)   If any sum due from the Borrower under the Finance Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i)   making or filing a claim or proof against the Borrower; or

(ii)   obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation, within 10 Business Days of demand, indemnify each Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)   The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2   Other indemnities

The Borrower shall, within 10 Business Days of demand, indemnify each Secured Party against any cost, loss or liability incurred by that Secured Party as a result of:

(a)   the occurrence of any Event of Default;

(b)   the Information Memorandum (if any) or any other information produced or approved by the any Transaction Obligor or any member of the Group being misleading and/or deceptive in any respect;

(c)   any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Transaction Obligor or with respect to the transactions contemplated or financed or secured under any Finance Document;

(d)   a failure by a Transaction Obligor to pay any amount due under a Finance Document on its due date or in the relevant currency, including any cost, loss or liability arising as a result of Clause 25 (*Sharing among the Finance Parties*);

(e)   funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(f)   a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

14.3   Indemnity to the Agent

The Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)   investigating any event which it reasonably believes is a Default;

(b)   acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(c)   instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement.

14.4   Indemnity to the Security Agent

(a)   The Borrower shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability incurred by any of them as a result of:

(i)   any failure by the Borrower to comply with obligations under Clause 15 (*Costs and Expenses*);

(ii)   acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)   the taking, holding, protection or enforcement of the Transaction Security;

(iv)   the exercise of any of the rights, powers, discretions and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;

(v)   any default by the Borrower in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(vi)   instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; or

(vii)   acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of the Finance Documents,

(otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b)   The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Security Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

15.   **COSTS AND EXPENSES**

15.1   **Transaction expenses**

The Borrower shall, within 10 Business Days of demand (which demand shall be accompanied with the applicable invoice(s)), pay the Administrative Parties the amount of all out-of-pocket costs and expenses (including legal fees subject to a cap mutually agreed by the Borrower and the Agent in advance) reasonably incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)   this Agreement and any other documents referred to in this Agreement or in a Security Document; and

(b)   any other Finance Documents executed after the date of this Agreement.

15.2   **Amendment costs**

If:

(a)   the Borrower requests an amendment, waiver or consent; or

(b)   an amendment is required pursuant to Clause 26.9 (*Change of currency*),

the Borrower shall, within 10 Business Days of demand (which demand shall be accompanied with the applicable invoice(s)), reimburse each of the Agent and the Security Agent for the amount of all out-of-pocket costs and expenses (including legal fees subject to a cap mutually agreed by the Borrower and the Agent in advance) reasonably incurred by the Agent or the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

15.3   **Enforcement and preservation costs**

The Borrower shall, within 10 Business Days of demand (which demand shall be accompanied with the applicable invoice(s)), pay to each Secured Party the amount of all costs and expenses (including legal fees) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against that Secured Party as a consequence of it taking or holding the Transaction Security, or enforcing those rights.

SECTION 7
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

16.   **REPRESENTATIONS**

The Borrower makes the representations and warranties set out in this Clause 16 to each Finance Party on the date of this Agreement.

16.1   **Status**

(a)   It is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)   It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

16.2   **Binding obligations**

Subject to the Legal Reservations and the Perfection Requirements:

(a)   the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations; and

(b)   without limiting the generality of paragraph (a) above, each Security Document to which it is a party creates the security interests which that Security Document purports to create and those security interests are valid and effective.

16.3   **Non-conflict with other obligations**

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents and the granting of the Transaction Security do not and will not conflict with:

(a)   any law or regulation applicable to it;

(b)   its or any of its Subsidiaries' constitutional documents; or

(c)   any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets the default or breach of which would reasonably be expected to have a Material Adverse Effect.

16.4   **Power and authority**

It (or will have by the time of execution of the relevant Finance Document) has the power to enter into, perform and deliver, and has taken (or will have taken prior to time of execution) all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

16.5   **Validity and admissibility in evidence**

All Authorisations required:

(a)   to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party;

(b)   to make the Transaction Documents to which the Borrower is a party, subject to the Legal Reservations, admissible in evidence in its Relevant Jurisdictions;

(c)   to enable it to create the Transaction Security expressed to be created by it pursuant to any Security Document to which it is a party and to ensure that, subject to the Legal Reservations, such Transaction Security has the priority and ranking it is expressed to have; and

(d)   for it and its Subsidiaries to carry on their business, the absence of which would reasonably be expected to have a Material Adverse Effect,

have been obtained or effected and are in full force and effect (or, in the case of any such Authorisation that is not required to be obtained as at the time when the representation in this Clause 16.5 is made or deemed to be made, will be obtained or effected when required under applicable laws and/or regulations and/or the provisions of the Transaction Documents, and will thereafter be in full force and effect).

16.6   **Governing law and enforcement**

Subject to the Legal Reservations:

(a)   the choice of the governing law of the Finance Documents to which it is a party will be recognised and enforced in its Relevant Jurisdictions; and

(b)   any judgment obtained in relation to a Finance Document to which it is a party in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

16.7   **Deduction of Tax**

It is not required under the law applicable where it is incorporated or resident or at the address specified in this Agreement to make any Tax Deduction from any payment it may make under any Finance Document.

16.8   **No filing or stamp taxes**

It is not necessary under the laws of the Relevant Jurisdictions of the Borrower that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, save:

(a)   for the Perfection Requirements;

(b)   for, if the Final Repayment Date is extended pursuant to paragraph (b) of the definition thereof, [***];

(c)   for any Public Filings; and

(d)   that Cayman Islands stamp duty will be payable if any of the Finance Documents are executed in or brought to the Cayman Islands, or produced before a Cayman Islands court.

16.9   **No default**

(a)   No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document to which it is a party.

(b)   No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its or any of its Subsidiaries' assets are subject which would reasonably be expected to have a Material Adverse Effect.

16.10   **No misleading information**

(a)   Subject to paragraph (b) below:

(i)   any factual written information contained in or provided by any Transaction Obligor or any member of the Group for the purpose of the Information Memorandum (if any) or in connection with the Facility to any Finance Party was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated;

(ii)   any financial projections contained in the Information Memorandum (if any) or provided and/or disclosed by any Transaction Obligor or any member of the Group to any Finance Party have been prepared on the basis of recent historical information and on the basis of reasonable assumptions;

(iii)   nothing has occurred or been omitted from the Information Memorandum (if any) and no information has been given or withheld that results in the information contained in the Information Memorandum (if any) being untrue or misleading in any material respect; and

(iv)   all written information other than the Information Memorandum (if any) supplied by any Transaction Obligor or any member of the Group to the Finance Parties was true, complete and accurate in all material respects as at the date it was given and was not misleading in any material respect.

(b)   The representations and warranties made prior to Completion with respect to any information regarding the Target Group (or any member thereof) by the Borrower is subject to its best knowledge after making due and careful enquiries.

16.11   **Financial statements**

(a)   Its financial statements most recently supplied to the Agent were prepared in accordance with the applicable GAAP consistently applied save to the extent expressly disclosed in such financial statements.

(b)   Its financial statements most recently supplied to the Agent give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition and operations (consolidated where applicable) for the period to which they relate, save to the extent expressly disclosed in such financial statements.

(c)   There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group taking as a whole where applicable) since the date of the financial statements mostly recently supplied to the Agent.

16.12   *Pari passu* **ranking**

Its payment obligations under the Finance Documents rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

16.13   **No proceedings**

(a)   No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, would reasonably be expected to have a Material Adverse Effect has or have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

(b)   No judgment or order of a court, arbitral body or agency which would reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief) been made against it or any of its Subsidiaries.

16.14   **Authorised signatories**

Any person specified as its authorised signatory under Schedule 2 (*Conditions Precedent*) (as may be updated pursuant to paragraph (f) of Clause 17.4 (*Information: miscellaneous*)) is authorised to sign Utilisation Requests (in the case of the Borrower only) and other notices on its behalf.

16.15   **Ranking of Security**

Subject to the completion of Perfection Requirements in accordance with the Finance Documents, the Transaction Security has or will have first ranking priority and is not subject to any prior ranking or *pari passu* ranking Security.

16.16   **Good title to assets**

It has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted where failure to do so has or would reasonably expected to have a Material Adverse Effect.

16.17 Legal and beneficial ownership

(a) It is the sole legal and beneficial owner of the respective assets over which it purports to grant Security free from all Security, except for the Security created under the Security Documents or expressly permitted by this Agreement.

(b) As at the date of this Agreement, there are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of any company whose shares or equity interests are subject to the Transaction Security (including any option or right of pre-emption or conversion).

16.18 SPA Documents

(a) The SPA Documents contain all the terms of the Acquisition.

(b) Except as otherwise disclosed to the Agent prior to the date of this Agreement, there is no material disclosure under or in connection with the SPA Documents which would give the Borrower the right to terminate any SPA Document.

(c) It is and will be in compliance with all material respects with all of its obligations under the SPA Documents, and to the best of its knowledge:

(i) no representation or warranty (as qualified by the Disclosure Letter) given by any party to any SPA Document is untrue or misleading in any material respect; and

(ii) no party to any SPA Document is in default under or breach of any of its obligations under any SPA Document in any material respect,

which (insofar as it relates to any breach of representation or warranty, or default or breach of any of the obligations of, the Seller) has given rise to a right by the Borrower to terminate any SPA Document.

(d) The SPA Documents are in full force and effect, save for any discharge through performance in full.

16.19 Sanctions, anti-corruption and anti-money laundering

None of (A) the Obligors or (B) any member of the Group, or (C) to the knowledge of any Obligor or any member of the Group, any of its directors or officers or employees:

(a) have engaged or will engage in any activity or conduct which would violate any applicable anti-corruption laws or regulations in any applicable jurisdiction or any AML/CTF Laws, and each member of the Group has instituted and maintained policies and procedures to prevent violation of such laws and regulations and AML/CTF Laws;

(b)   is a subject of Sanctions or in breach of any AML/CTF Laws or anti-corruption laws or regulations;

(c)   is subject to any actual or (to its knowledge) threatened action, suit or proceeding by or before any court or Sanctions Authority or any arbitrator with respect to any AML/CTF Laws or anti-corruption laws or regulations;

(d)   engages or has engaged in, directly or indirectly, any activity or transaction with or related to any subject of Sanctions, any person that it knows or has reasonable cause to suspect is acting on behalf of any subject of Sanctions, or any person who is or may reasonably be suspected to be in breach of any applicable AML/CTF Laws or anti-corruption laws or regulations;

(e)   engages or has engaged in any conduct which would reasonably be expected to cause it to become a subject of Sanctions or in breach of any applicable AML/CTF Laws or anti-corruption laws or regulations;

(f)   without limiting any of the foregoing paragraphs, uses or applies, or has used or applied, directly or indirectly the proceeds of any sale, disposal, collection, payment, credit, banking facilities or other financial accommodation or lend (including on-lend), contribute or otherwise make available any monies to any of its Subsidiaries, joint venture partners of any other persons or entities: to fund or facilitate any activity, business or relationship with or in relation to a subject of Sanctions, to fund or facilitate any activity, business or operation that is or may reasonably be suspected to be in breach of any applicable AML/CTF laws or anti-corruption laws or regulations, or in any other manner that would result in a violation of any law, regulation or Sanctions by such subsidiary, joint venture partner or other person or entity; or

(g)   uses or has used any income, funds, proceeds of profits from any activity, transaction or operation carried out with or in relation to a subject of Sanctions or a person or entity that is or would reasonably be expected to be in breach of any AML/CTF Laws or anti-corruption laws or regulations, in order to repay or pay any liabilities.

16.20   **Repetition**

The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

17.   **INFORMATION UNDERTAKINGS**

The undertakings in this Clause 17 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

17.1   **Financial statements**

The Borrower shall supply (or procure the supply of) to the Agent in sufficient copies for all the Lenders:

(a)   as soon as the same become available, but in any event within 180 days after the end of its financial years, its audited consolidated and unconsolidated financial statements for that financial year; and

(b)   as soon as the same become available, but in any event within 120 days after the end of each half of its financial years, its unaudited, consolidated and unconsolidated financial statements for that financial half year.

17.2   **Compliance Certificate**

The Borrower shall supply to the Agent, with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 17.1 (*Financial statements*), a Compliance Certificate (copying the Parent):

(a)   setting out (in reasonable detail) computations as to compliance with Clauses 18 (*Financial Covenants*) and 19.12 (*Financial Indebtedness*);

(b)   confirming compliance by the Borrower with clauses 5.1.1 and 5.1.2 of the [***]; and

(c)   setting out a breakdown of the Cash Equivalent of the Group,

in each case, as at the date as at which those financial statements were drawn up.

17.3   **Requirements as to financial statements**

(a)   Each set of financial statements delivered by the Borrower pursuant to Clause 17.1 (*Financial statements*) shall be certified by a director or an authorised signatory of the Borrower as giving a true and fair view of (in the case of any such financial statements which are audited) or fairly representing (in the case of any such financial statements which are unaudited) its financial condition as at the date as at which those financial statements were drawn up.

(b)   The Borrower shall procure that each set of financial statements of the Borrower delivered pursuant to Clause 17.1 (*Financial statements*) is prepared using the applicable GAAP.

17.4   **Information: miscellaneous**

The Borrower shall supply to the Agent (in sufficient copies for all the Finance Parties, if the Agent so requests):

(a)   all documents dispatched by the Borrower to its creditors generally at the same time as they are despatched;

(b)   promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower, and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)   promptly, such information as the Security Agent may reasonably require about the Security Assets and compliance of the Borrower with the terms of any Security Documents;

(d)   promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against the Borrower, and which might have a Material Adverse Effect;

(e)   promptly, such further information regarding the financial condition, business and operations of the Borrower as any Finance Party (through the Agent) may reasonably request; and

(f)   promptly, notice of any change in authorised signatories of the Borrower signed by a director, an authorised signatory or company secretary of the Borrower accompanied by specimen signatures of any new authorised signatories and the relevant corporate authorisation document.

17.5   Notification of default

(a)   The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)   Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by a director or an authorised signatory on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

17.6   Direct electronic delivery by Borrower

The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to a Lender by delivering that information directly to that Lender in accordance with Clause 28.5 (*Electronic communication*) to the extent that Lender and the Agent agree to this method of delivery.

17.7   "Know your customer" checks

(a)   The Borrower shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any other Finance Party (including on behalf of any prospective new Finance Party)) in order for the Agent, such other Finance Party or any prospective new Finance Party to conduct all "know your customer" and other similar procedures under applicable laws and regulations.

(b)   Each other Finance Party shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to conduct all "know your customer" and other similar procedures that it is required (or deems desirable) to conduct.

18. **FINANCIAL COVENANTS**

18.1 **Financial conditions**

The Borrower shall ensure that, for each Relevant Period ending on or after the First Test Date:

(a)   the Consolidated Net Leverage Ratio is not higher than **[***]**; and

(b)   the Interest Coverage Ratio is not less than:

(i)   (in respect of the Relevant Period ending on the First Test Date only) **[***]**; and

(ii)   (in respect of any other Relevant Periods) **[***]**.

For such purpose, the "**First Test Date**" means 31 December 2025.

18.2 **Financial testing**

The financial covenants set out in Clause 18.1 (*Financial conditions*) and undertakings set out in paragraph (b)(iv)(B) of Clause 19.12 (*Financial Indebtedness*) shall be calculated by the Agent in accordance with the applicable GAAP and tested by reference to the financial statements delivered pursuant to paragraphs (a) and (b) of Clause 17.1 (*Financial statements*) and/or Compliance Certificates delivered pursuant to Clause 17.2 (*Compliance Certificate*) in respect of the applicable relevant period.

18.3 **Equity cure**

(a)   In the event that there is a breach of Clause 18.1 (*Financial conditions*) in respect of any Relevant Period, the Borrower shall have the right (an "**Equity Cure Right**") to cure such breach in accordance with this Clause 18.3.

(b)   If the Borrower wishes to exercise an Equity Cure Right in respect of a Relevant Period (the "**Cure Relevant Period**") in relation to a breach of Clause 18.1 (*Financial conditions*), the Borrower shall, within 20 Business Days following the date on which the Compliance Certificate in respect of the Cure Relevant Period has been (or, if it has not been provided, the last day by which it is required to be) delivered to the Agent pursuant to Clause 17.2 (*Compliance Certificate*):

(i)   notify the Agent of its intention to exercise its Equity Cure Right in respect of such breach;

(ii)   procure that an amount (the "**Cure Amount**") sufficient to ensure that the financial covenants in Clause 18.1 (*Financial conditions*) would be complied with if tested again as at the last day of the same Relevant Period on the following:

(A)   for the purpose of calculating Consolidated Net Leverage Ratio, the Cure Amount shall be deducted from item "A" in the definition thereof; and

(B)   for the purpose of calculating Interest Coverage Ratio, the Cure Amount shall, at the election of the Borrower, be added to item "D" in the definition thereof;

in each case solely for the purpose of ascertaining compliance with the financial covenants in Clause 18.1 (*Financial conditions*) and not for any other purpose, has been deposited into the Cash Account; and

(iii)

(A)   if any Cure Amount is funded by the Relevant Equity Injection, the Borrower shall apply such Cure Amount (after deducting (x) the amount used to maintain the Interest Reserve Amount and (y) the amount used to pay interest and/or fees due and payable under the Facility on the last day of the current Interest Period) towards the prepayment of the Loans pursuant to Clause 7.11 (*Mandatory prepayment – equity injection*);

(B)   if any Cure Amount is funded by the Subordinated Intercompany Loan (other than any Relevant Intercompany Loan), the Borrower shall apply such Cure Amount (after deducting (x) the amount used to maintain the Interest Reserve Amount and (y) the amount used to pay interest and/or fees due and payable under the Facility on the last day of the current Interest Period) towards the prepayment of the Loans pursuant to Clause 7.12 (*Mandatory prepayment - Subordinated Intercompany Loans*); and

(C)   if any Cure Amount is funded by cash dividends and distributions received by the Borrower in respect of Target Shares and any other shares in the Target beneficially held by the Borrower, the Borrower shall apply such Cure Amount (after deducting (x) the amount used to maintain the Interest Reserve Amount and (y) the amount used to pay interest and/or fees due and payable under the Facility on the last day of the current Interest Period) towards the prepayment of the Loans pursuant to Clause 7.3 (*Voluntary prepayment*).

(c)   The Borrower may not exercise any Equity Cure Right in respect of two successive Relevant Periods.

(d)   If the Borrower exercises its Equity Cure Right, the undertakings set out in Clause 18.1 (*Financial conditions*) shall be recalculated accordingly in respect of the Cure Relevant Period and if on such basis all such undertakings are satisfied, no Event of Default will occur under this Clause 18 (and any Default hereunder will be deemed to be automatically cured for all purposes under the Transaction Documents).

19.   **GENERAL UNDERTAKINGS**

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1   **Authorisations**

(a)   The Borrower shall promptly:

(i)   obtain, comply with and do all that is necessary to maintain in full force and effect; and

(ii)   at the request of the Agent, supply certified copies to the Agent of,

any Authorisation required to enable it to perform its obligations under the Transaction Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Transaction Document.

(b)   The Borrower shall promptly make the registrations and comply with the other requirements specified in the relevant Finance Documents.

19.2   **Compliance with laws**

The Borrower shall (and the Borrower shall ensure **[***]** will) comply in all respects with all laws to which it may be subject, if failure so to comply would or could reasonably be expected to have a Material Adverse Effect.

19.3   *Pari passu* **ranking**

The Borrower shall ensure that its payment obligations under the Finance Documents rank and continue to rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

19.4   **Negative pledge**

(a)   The Borrower shall not (and the Borrower shall ensure **[***]** will) create or permit to subsist any Security or Quasi-Security over any of its assets.

(b)   Paragraph (a) above does not apply to:

(i)   any lien arising by operation of law and in the ordinary course of trading provided that the debt which is secured thereby is paid when due or contested in good faith by appropriate proceedings and properly provisioned;

(ii)   any Security or Quasi-Security created or evidenced by any Security Document;

(iii)   any Security or Quasi-Security created by [***]in favour of [***] pursuant to any Cash Pooling Arrangement;

(iv)   any netting or set-off arrangement entered into by [***] in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(v)   any Security or Quasi-Security over or affecting any asset acquired by [***] after the date of this Agreement if:

> (A)   the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by [***]; and

> (B)   the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by [***];

(vi)   any Security or Quasi-Security over or affecting any asset of any company which becomes [***] after the date of this Agreement, where the Security or Quasi-Security is created prior to the date on which that company becomes [***] if:

> (A)   the Security or Quasi-Security was not created in contemplation of the acquisition of that company; and

> (B)   the principal amount secured has not been increased in contemplation of or since the acquisition of that company;

(vii)   any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to [***] in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by [***];

(viii)   any Security or Quasi-Security granted with the prior written consent or approval of the Agent (acting on the instructions of the Majority Lenders); or

(ix)   any Security or Quasi-Security granted at any time during any financial year of the Group and securing indebtedness the outstanding principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security or Quasi-Security given by [***] other than any permitted under paragraphs (i) to (viii) above) during such financial year does not exceed 10% of the total assets of [***] (or, in respect of the financial year in which the Completion occurs, 10% of the total assets of [***]) in the preceding financial year (or its equivalent in another currency or currencies),

provided that no Security or Quasi-Security shall be created or permit to subsist over any shares in the Target beneficially held by the Borrower (including without limitation the Target Shares) other than Transaction Security.

19.5 **Disposals**

(a)   The Borrower shall not (and the Borrower shall ensure that [***] will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)   Paragraph (a) above does not apply to:

(i)   any sale or disposal of trading stock or cash made by [***] in the ordinary course of trading of the disposing entity on arm's length terms;

(ii)   any disposal of cash made by [***] which is not prohibited by the terms of the Finance Documents;

(iii)   any sale or disposal of obsolete or redundant vehicles, plant and equipment by [***];

(iv)   any sale, lease, licence, transfer or other disposal by [***] to [***];

(v)   any sale, lease, licence, transfer or other disposal of assets (other than any shares in the Target beneficially held by the Borrower) in exchange for other assets comparable or superior as to type, value and quality and for a similar purpose (other than an exchange of a non-cash asset for cash);

(vi)   sale or disposal of Cash Equivalent for cash or in exchange for other Cash Equivalent;

(vii)   any disposal constituted by the creation of any Security or Quasi-Security expressly permitted by Clause 19.4 (*Negative pledge*);

(viii) any Relevant Disposal provided that the requirements under Clause 7.9 (*Mandatory prepayment – Disposal of shares in Target*) are complied with;

(ix)   any other disposal that is made with the prior written consent of the Agent (on the instructions of the Majority Lenders); or

(x)   any sale, lease, licence, transfer or other disposal of any asset by [***] on arm's length commercial terms at any time during any financial year of the Target, where the higher of the book value of and consideration receivable (or, to the extent not in cash, the monetary value thereof) in respect of such asset, when aggregated with the higher (in each case) of the book value and consideration receivable (or, to the extent not in cash, the monetary value thereof) in respect of any and all assets the subject of any and all other sales, leases, licences, transfers or other disposals by [***] during such financial year (excluding any sale, lease, licence, transfer or other disposal falling within any of paragraphs (b)(i) to (ix) above), does not exceed 10% of the total assets of [***] (or, in respect of the financial year in which the Completion occurs, 10% of the total assets of **[***]**) in the preceding financial year (or its equivalent in another currency or currencies).

19.6 **Merger**

(a) The Borrower shall not (and the Borrower shall ensure that **[***]** will) enter into any amalgamation, demerger, merger or corporate reconstruction.

(b) Paragraph (a) above does not apply to:

(i) any transaction permitted under Clause 19.10 (*Acquisitions*);

(ii) any solvent amalgamation, demerger, merger or corporate reconstruction involving **[***] provided that** (A) (if it involves the Borrower **[***]**) the Borrower or **[***]** (as applicable) is the surviving entity and (B) it does not, and could not reasonably be expected to, have a Material Adverse Effect; or

(iii) any transaction with the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

19.7 **Change of business**

The Borrower shall procure that no substantial change is made to the general nature of the business of the Group taking as a whole from that carried on as at the Completion.

19.8 **Environmental compliance**

The Borrower shall (and the Borrower shall ensure that **[***]** will) (a) comply in all material respects with all Environmental Law, obtain and maintain any Environmental Permits and (b) take all reasonable steps in anticipation of known or expected future changes to or obligations under Environmental Law or any Environmental Permits, in each case, where failure to do so would have a Material Adverse Effect.

19.9 **Environmental Claims**

The Borrower shall inform the Agent in writing as soon as reasonably practicable upon becoming aware of:

(a) any Environmental Claim which has been commenced or (to the best of the Borrower's knowledge and belief) is threatened against any member of the Core Group; or

(b) any facts or circumstances which will or might reasonably be expected to result in any Environmental Claim being commenced or threatened against any member of the Core Group,

in each case where such Environmental Claim would reasonably be expected, if determined against that member of the Core Group, to have a Material Adverse Effect.

19.10 **Acquisitions**

(a)   Without the prior written consent of the Agent (acting on the instructions of all the Lenders), the Borrower shall not (and the Borrower shall ensure that [***] will) acquire any company, business, assets or undertaking or make any investment.

(b)   Paragraph (a) above does not apply to:

(i)   any repurchase or redemption of any share in the Target by the Target;

(ii)   the Acquisition;

(iii)   an acquisition by [***] of an asset sold, leased, transferred or otherwise disposed of by [***];

(iv)   a subscription by [***] of shares or equity interests issued by its direct Subsidiary;

(v)   an acquisition by [***] of the shares or equity interests in [***] pursuant to the [***];

(vi)   the acquisition by the Borrower of any shares in the Target with a Permitted Acquisition Payment, provided that such shares shall be made subject to Transaction Security immediately upon such acquisition and all such shares shall be free of Security other than Transaction Security;

(vii)   any acquisition of assets (other than shares, business and undertaking, and any acquisition of assets which constitute capital expenditure under GAAP) by [***] in the ordinary course of business;

(viii)   any acquisition by any member of the Group of Cash Equivalent by way of cash in the ordinary course of business; or

(ix)

(A)   at any time prior to the satisfaction of the condition subsequent set out in paragraph (b) of Clause 19.17 (*Conditions subsequent*), any acquisition or investment in the form of limited partnership interest made by [***], in an aggregate amount after the date of this Agreement (excluding any acquisition or investment falling within any of paragraphs (i) to (viii) above), not exceeding [***] (or its equivalent in other currency or currencies); or

(B)   at any time thereafter, any acquisition or investment made by [***] in an aggregate amount after the date of this Agreement (including those permitted under paragraph (ix)(A) above, but excluding any acquisition or investment falling within any of paragraphs (i) to (viii) above) not exceeding [***] (or its equivalent in other currency or currencies); or provided that any such acquisition or investment shall satisfy all of the following conditions:

(X)   such acquisition or investment is made on arm's length basis;

(Y)   there will be no breach of Clauses 18 (*Financial Covenants*) on a *pro forma* basis taking into account such acquisition or investments; and

(Z)   if such acquisition or investment is funded by any Financial Indebtedness:

(1)   such Financial Indebtedness is permitted under paragraphs (b)(ii) and (b)(iv) of Clause 19.12 (*Financial Indebtedness*);

and

(2)   no Default is continuing or would result from the incurrence of such Financial Indebtedness.

19.11 Loans and guarantees

(a)   The Borrower shall not (and the Borrower shall ensure that **[***]** will) make or allow to subsist any loans, grant any credit (save in the ordinary course of business) or give or allow to remain outstanding any guarantee or indemnity (except as required under any of the Finance Documents or any indemnity in favour of its directors, officers or professional advisers and consultants in connection with the performance of their duties in the ordinary course of business) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person.

(b)   Paragraph (a) above does not apply to:

(i)   any loans, credit, guarantee or indemnity provided by **[***]** to **[***]** (or any liability assumed by **[***]** in respect of any obligation of **[***]**) whether before, on, or after the date of this Agreement (including without limitation pursuant to any **[***]**);

(ii)   **[***]**;

(iii)   any loans, credit, guarantee or indemnity provided by, or any liability assumed by, **[***]** in its ordinary course of business; or

(iv)   any loan, credit, guarantee or indemnity provided or granted with (or any liability assumed with) the prior written consent of the Agent (acting on the instruction of all the Lenders).

19.12 Financial Indebtedness

(a)   The Borrower shall not (and the Borrower shall ensure that **[***]** will) incur or permit to remain outstanding any Financial Indebtedness.

(b)   Paragraph (a) above does not apply to:

    (i)   in relation to the Borrower only:

        (A)   any Financial Indebtedness incurred pursuant to any Finance Documents; or

        (B)   any Subordinated Intercompany Loan; or

        (C)   any Financial Indebtedness incurred pursuant to any currency forward or similar hedging arrangements entered into by the Borrower with an MLAB for the purpose of facilitating the conversion of currencies for the repayment of the Loans and/or any interests or fees accrued thereon; or

    (ii)   any Financial Indebtedness made available by [***] to [***] (including without limitation pursuant to [***]);

    (iii)   any Financial Indebtedness incurred by the Borrower for the purposes of repaying or prepaying all amounts owing under the Finance Documents in full (but not part) on the date of utilisation of such Financial Indebtedness pursuant to Clause 7.3 (*Voluntary prepayment*);

    (iv)   in relation to [***] only:

        (A)   any Financial Indebtedness which has been incurred by [***] and is outstanding as at Completion (the "**Existing Financial Indebtedness**"), and (provided that the principal amount is not increased after Completion) any refinancing of the Existing Financial Indebtedness (or the grant of any guarantee or indemnity in respect of the refinancing of indebtedness (which is the subject of any guarantee or indemnity constituting Existing Financial Indebtedness)); or

        (B)   any Financial Indebtedness (other than the Financial Indebtedness under paragraphs (b)(ii), (b)(iii), (b)(iv)(A) above and (b)(v) below) incurred by [***] provided that the aggregate outstanding amount of Financial Indebtedness incurred under this paragraph (b)(iv)(B) at any time after the date of the Completion shall not exceed [***] (or its equivalent in other currency or currencies); or

    (v)   any Financial Indebtedness incurred with the prior written consent of the Agent (acting on the instructions of all the Lenders).

19.13 Further assurance

(a)   The Borrower shall (and the Borrower shall procure that each Transaction Obligor will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)   to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)   to confer on the Security Agent or confer on the Finance Parties Security over any property and assets of the Borrower located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(iii)   to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security pursuant to the terms of the relevant Finance Documents.

(b)   The Borrower shall (and the Borrower shall procure that each Transaction Obligor will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents.

19.14   Interest Reserve Amount

The Borrower shall ensure that on and from the date of the first Utilisation Request the credit balance standing to the Cash Account shall at all times be no less than the Interest Reserve Amount.

19.15   Cash Account

(a)   Deposits

The Borrower shall ensure that all of the following proceeds shall be deposited immediately upon receipt into the Cash Account (and not any other bank account):

(i)   Loans utilised under the Facility;

(ii)   all types of cash dividends and distributions received by the Borrower in respect of Target Shares and any other shares in the Target beneficially held by the Borrower;

(iii)   equity injection into the Borrower by its shareholder(s) and/or any of its Affiliates;

(iv)   intercompany loan to the Borrower by its shareholder(s) and/or any of its Affiliates;

(v)   the Disposal Proceeds; and

(vi)   any Relevant SPA Payment.

(b)   Withdrawals

The Borrower shall ensure that no amount is withdrawn or otherwise transferred from the Cash Account without prior written consent of the Agent, provided that the Agent shall provide its consent in respect of the following withdrawals requested by the Borrower if, at the time of the requested withdrawal, the Agent is satisfied that (x) no Event of Default is continuing (or, during the Certain Funds Period and in respect of any amounts credited pursuant to paragraph (a)(i) above only, no Major Default is continuing) and (y) there will not be any breach of Clause 19.14 (*Interest Reserve Amount*) as a result of the proposed withdrawal, and:

(i)   in respect of any amounts credited pursuant to paragraph (a)(i) above only, for the purposes set out in Clause 3.1 (*Purpose*);

(ii)   in respect of any amounts credited pursuant to paragraph (a)(ii) above only:

 (A)   **first**, the amount used to maintain the Interest Reserve Amount;

 (B)   **secondly**, payment of interest and/or fees due and payable under the Facility on the last day of the current Interest Period; and

 (C)   **thirdly**, any other Permitted Payment (other than any Permitted Acquisition Payment) or any prepayment (including any interest accrued and payable in connection therewith) in accordance with Clause 7 (*Prepayment and Cancellation*);

(iii)   in respect of any amounts credited pursuant to paragraphs (a)(iii) above only:

 (A)   **first**, the amount used to maintain the Interest Reserve Amount;

 (B)   **secondly**, payment of interest and/or fees due and payable under the Facility on the last day of the current Interest Period;

 (C)   **thirdly**, any Permitted Acquisition Payment; and

 (D)   **fourthly**, a prepayment pursuant to Clause 7.11 (*Mandatory prepayment – equity injection*);

(iv)   in respect of any amounts credited pursuant to paragraphs (a)(iv) above only:

 (A)   **first**, the amount used to maintain the Interest Reserve Amount;

 (B)   **secondly**, payment of interest and/or fees due and payable under the Facility on the last day of the current Interest Period;

 (C)   **thirdly**, any Permitted Acquisition Payment; and

(D) **fourthly,** a prepayment pursuant to Clause 7.12 (*Mandatory prepayment - Subordinated Intercompany Loans*);

(v) in respect of any amounts credited pursuant to paragraph (a)(v) above only, a prepayment pursuant to Clause 7.9 (*Mandatory prepayment – Disposal of shares in Target*);

(vi) in respect of any amounts credited pursuant to paragraph (a)(vi) above only, a prepayment pursuant to Clause 7.10 (*Mandatory prepayment – payment under the SPA*); or

(vii) with the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

(c) Notice in advance

The Borrower shall use its reasonable efforts to notify the Agent in writing not less than five Business Days prior to any deposit into the Cash Account and specify in such notice:

(i) which sub-paragraph(s) under paragraph (a) above such deposit is related to; and

(ii) its plans for withdrawal (if any), including the amount, the time, and which sub-paragraph(s) under paragraph (b) above each such withdrawal is related to.

19.16 SPA Documents

The Borrower shall:

(a) comply in all material respects with the provisions of the SPA Documents;

(b) take all reasonable and practical steps to preserve and (if it is commercially beneficial to do so taking into account the costs involved, as determined by the management of the Borrower in good faith and acting reasonably) enforce its rights and remedies under or in connection with, and pursue any claims under, the SPA Documents;

(c) inform the Agent of any material default under or breach of or non-compliance with the terms of any SPA Document by any party thereto (including without limitation any breach of warranty thereunder) or the existence of any termination of any SPA Document or any claim or (to its knowledge) potential claim relating to the contingent liability against the Borrower or any other party to any SPA Document, in each case promptly upon becoming aware of the same; and

(d) not, without the prior written consent of the Agent:

(i) make or agree to any amendment or variation of, or supplement to any provision of any SPA Document in any material respect;

(ii)   terminate, rescind, supersede, cancel or agree to terminate, rescind, supersede or cancel any SPA Document;

(iii)   grant or agree to any waiver of any of its materials rights or remedies under or in connection with any SPA Document; or

(iv)   assign, transfer, novate or otherwise disposal of any or all of its rights and/or obligations under any SPA Document,

provided that no prior written consent of the Agent is required in respect of any amendment, variation of, or supplement to, or waiver under, any SPA Document which satisfies each of the following conditions:

(A)   such amendment, variation, supplement or waiver would not be reasonably expected to materially adversely affect the interests of the Finance Parties and will not result in any increase in the Purchase Price (unless, in the case of any increase to the Purchase Price, the Borrower has provided evidence (in form and substance satisfactory to the Agent) that it has sufficient funds (taking into account the Facility) to pay for the total Purchase Price upon such increase); and

(B)   the Borrower shall use its best efforts to give prior written notice to the Agent of such amendment, variation, supplement or waiver.

19.17   Conditions subsequent

(a)   Within 10 Business Days of the first Utilisation Date, the Borrower shall provide to the Agent satisfactory evidence of the use of proceeds of such Utilisation.

(b)   The Borrower shall, within two Months of the first Utilisation Date, duly execute the Share Charge (Target), create the Transaction Security in respect of the Target Shares and do all such acts as the Agent may reasonably require to give effect to the Share Charge (Target), including without limitation completion of all Perfection Requirements in relation to the Share Charge (Target).

19.18   Sanctions, anti-corruption and anti-money laundering

(a)   The Borrower shall ensure that no Transaction Obligor and [***] will engage in any activity or conduct which would violate any applicable anti-corruption laws or regulations, in any applicable jurisdiction or any AML/CTF Laws, and that each Transaction Obligor and [***] institutes and maintains policies and procedures to prevent violation of such laws, regulations and AML/CTF Laws.

(b)   The Borrower shall ensure that no Transaction Obligor and [***]:

(i)   engages or will engage in, directly or indirectly, any activity or transaction with or related to any subject of Sanctions, any person that it knows or has reasonable cause to suspect is acting on behalf of any subject of Sanctions, or any person who is or would reasonably be expected to be in breach of any applicable AML/CTF Laws or anti-corruption laws, regulations, rules or other instruments;

(ii) engages or will engage in any conduct which would reasonably be expected to cause it to become a subject of Sanctions or in breach of any applicable AML/CTF Laws or anti-corruption laws, regulations, rules or other instruments;

(iii) without limiting any of the foregoing paragraphs, use or apply directly or indirectly the proceeds of the Facility or lend (including on-lend), contribute or otherwise make available the proceeds of the Facility to any of its Subsidiaries, joint venture partners of any other persons or entities: to fund or facilitate any activity, business or relationship with or in relation to a subject of Sanctions, to fund or facilitate any activity, business or operation that is or would reasonably be suspected to be in breach of any applicable AML/CTF laws or anti-corruption laws, regulations, rules or other instruments, or in any other manner that would result in a violation of any law, regulation or sanctions by such subsidiary, joint venture partner or other person or entity; and

(iv) use any income, funds, proceeds of profits from any activity, transaction or operation carried out with or in relation to a subject of Sanctions or a person or entity that is or would reasonably be suspected to be in breach of any AML/CTF Laws or anti-corruption laws or regulations, in order to repay or pay any liabilities under the Finance Documents.

20. EVENTS OF DEFAULT

Each of the events or circumstances set out in the following sub-clauses of this Clause 20 (other than Clause 20.15 (*Acceleration*)) is an Event of Default.

20.1 Non-payment

Any Transaction Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by:

(i) administrative or technical error; or

(ii) a Disruption Event; and

(b) payment is made within three Business Days of its due date.

20.2 Specific covenants

(a) Subject to Clause 18.3 (*Equity cure*), any requirement of Clause 18 (*Financial Covenants*) is not satisfied.

(b) Any requirement of Clause 19.17 (*Conditions subsequent*) is not satisfied.

20.3 **Other obligations**

(a)   Any Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 20.1 (*Non-payment*)) and 20.2 (*Specific covenants*).

(b)   No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 25 Business Days of the earlier of (A) the Agent giving notice to the Borrower and (B) the relevant Transaction Obligor becoming aware of the failure to comply.

20.4 **Misrepresentation**

(a)   Any representation or statement made or deemed to be made by any Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)   No Event of Default under paragraph (a) above will occur if that the circumstances giving rise to that misrepresentation are capable of remedy and are remedied within 25 Business Days of the earlier of (A) the Agent giving notice to the Borrower and (B) the relevant Transaction Obligor becoming aware of that misrepresentation (or the circumstances giving rise to that misrepresentation).

20.5 **Insolvency**

(a)   Any Obligor or any Security Provider or any member of the Core Group is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, by reason of actual or anticipated financial difficulties suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)   The value of the consolidated assets of each of the Borrower and the Target is less than its consolidated liabilities (taking into account contingent and prospective liabilities).

(c)   A moratorium is declared in respect of any indebtedness of any Obligor or any Security Provider or any member of the Core Group.

20.6 **Insolvency proceedings**

(a)   Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)   the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or any Security Provider or any member of the Core

Group other than a solvent liquidation or reorganisation by or involving any Obligor or any Security Provider or any member of the Core Group which is not the Borrower;

(ii)   a composition or arrangement with any creditor of any Obligor or any Security Provider or any member of the Core Group, or an assignment for the benefit of creditors generally of any Obligor or any Security Provider or any member of the Core Group or a class of such creditors;

(iii)   the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Core Group which is not the Borrower), receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of any Obligor or any Security Provider (solely in respect of its Security Assets) or any member of the Core Group or any of its assets (excluding, in the case of an appointment of a receiver (or other similar officer) in respect of any of the assets of an Obligor or any Security Provider (solely in respect of its Security Assets) or a member of the Core Group, where the aggregate value of the affected assets of all of the Obligors and members of the Core Group is (i) with respect to the Borrower and all members of the Core Group, less than [***] or its equivalent in any other currency or currencies), and (ii) with respect to the Parent, less than [***] (or its equivalent in any other currency or currencies)); or

(iv)   enforcement of any Security over any assets of any Transaction Obligor (or the occurrence of any event described in paragraph (iii) above applying *mutatis mutandis* but only if such event affects any assets of a Transaction Obligor (other than an Obligor)) which is subject to the Transaction Security,

or any analogous procedure or step is taken in any jurisdiction.

(b)   This Clause 20.6 shall not apply to any winding up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 60 days of commencement (or such longer period as the Majority Lenders may agree).

20.7   Creditors' process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of:

(a)   an Obligor or a member of the Group having an aggregate value of not less than (i) with respect to all members of the Group, [***] (or its equivalent in any other currency or currencies), and (ii) with respect to the Parent, [***] (or its equivalent in any other currency or currencies) and, is not discharged within 60 days; or

(b)   a Security Provider, but solely in respect of its Security Assets and, is not discharged within 60 days.

20.8 Unlawfulness and invalidity

(a)   It is or becomes unlawful for any Transaction Obligor to perform any of its obligations under the Finance Documents to which it is a party or any Transaction Security created or expressed to be created or evidenced by the Security Documents ceases to be effective.

(b)   Any obligation or obligations of any Transaction Obligor under any Finance Documents are not or cease to be, subject to the Legal Reservations, legal, valid, binding or enforceable.

(c)   Any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

20.9 Repudiation

Any Transaction Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document to which it is a party or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document to which it is a party or any Transaction Security.

20.10 Cessation of business

The Group (taken as a whole) suspends or ceases to carry on all or a material part of its business.

20.11 Failure to comply with final judgments

Any of the Parent or any member of the Core Group fails to comply with or pay any sum due from it under any final judgment or order made or given by any court of competent jurisdiction (after the expiry of any applicable grace period under any of the foregoing) where such sum in aggregate equal to or exceeds (i) with respect to all members of the Core Group, [***] (or its equivalent in any other currency or currencies), and (ii) with respect to the Parent, [***] (or its equivalent in any other currency or currencies).

20.12 Expropriation

The authority or ability of any Obligor or any Security Provider or any member of the Core Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any Governmental Agency or any other governmental, regulatory or other authority or other person in relation to any Obligor or any Security Provider or any member of the Core Group or any of its material assets and that curtailment is not lifted by that authority or person within 60 days from its implementation date.

20.13 Negative pledge on shares in the Borrower

Any share in the Borrower is subject to any Security or Quasi-Security (other than the Transaction Security).

20.14 **Material adverse change**

Any event or circumstance occurs which (individually or together with other events or circumstances) has or would have a Material Adverse Effect.

20.15 **Acceleration**

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(a) without prejudice to the participations of any Lender in any Loans then outstanding:

(i) cancel each Available Commitment of each Lender, whereupon each such Available Commitment shall immediately be cancelled and the Facility shall immediately cease to be available for further utilisation; or

(ii) cancel any part of any Commitment (and reduce such Commitment accordingly), whereupon the relevant part shall immediately be cancelled (and the relevant Commitment shall be immediately reduced accordingly); and/or

(b) declare that all or part of the Loans, together with accrued interest and fees, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c) declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(d) exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

SECTION 8
CHANGES TO PARTIES

21. CHANGES TO THE LENDERS

21.1 Assignments and transfers by the Lenders

Subject to this Clause 21, a Lender (the "**Existing Lender**") may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "**New Lender**").

21.2 Conditions of assignment or transfer

(a) Subject to paragraph (b) below, the consent of the Borrower is not required for any assignment or transfer by a Lender pursuant to this Clause 21.

(b) The consent of the Borrower is required for any assignment or transfer by a Lender to a Restricted Person at any time prior to the Relevant Default Date. For the purpose of this paragraph (b), "**Relevant Default Date**" means the date falling 120 days after the Agent has delivered a notice to the Borrower under Clause 20.15 (*Acceleration*) but only if there remains any amount outstanding under the Finance Documents on such date.

(c) A transfer will be effective only if the procedure set out in Clause 21.5 (*Procedure for transfer*) is complied with.

(d) An assignment will be effective only if the procedure and conditions set out in Clause 21.6 (*Procedure for assignment*) are complied with.

(e) For the purpose of this Clause 21.2, "**Restricted Person**" means:

(i) any person which engages in business that is in the same nature as, or in competition with, the core business of the Parent and its Subsidiaries, the Group or the Target Group (a "**Competitor**");

(ii) any person which is controlled by, or invested to a significant percentage by, a Competitor; or

(iii) any Affiliate of any person falling under paragraph (i) or (ii) above.

(f) If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)   as a result of circumstances existing at the date the assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (*Increased Costs*),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under that Clause to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

21.3   Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$3,000.

21.4   Limitation of responsibility of Existing Lenders

(a)   Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)   the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)   the financial condition of the Borrower;

(iii)   the performance and observance by the Borrower of its obligations under the Finance Documents or any other documents; or

(iv)   the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)   Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)   has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)   will continue to make its own independent appraisal of the creditworthiness of the Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)   Nothing in any Finance Document obliges an Existing Lender to:

(i)   accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 21; or

(ii)   support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.

21.5   **Procedure for transfer**

(a)   Subject to the conditions set out in Clause 21.2 (*Conditions of assignment or transfer*), a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)   The Agent shall not be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender unless it is satisfied that it has completed all "know your customer" and other similar procedures that it is required (or deems desirable) to conduct in relation to the transfer to such New Lender.

(c)   Subject to Clause 21.12 (*Pro rata interest settlement*), on the Transfer Date:

(i)   to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security the Borrower and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents shall be cancelled (being the "**Discharged Rights and Obligations**");

(ii)   each of the Borrower and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the New Lender have assumed and/or acquired the same in place of that the Borrower and the Existing Lender;

(iii)   the Agent, the Security Agent, the MLAB, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Security Agent, the MLAB and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)   the New Lender shall become a Party as a "Lender".

(d)   The procedure set out in this Clause 21.5 shall not apply to any right or obligation under any Finance Document (other than this Agreement) if and to the extent its terms, or any laws or regulations applicable thereto, provide for or require a different means of transfer of such right or obligation or prohibit or restrict any transfer of such right or obligation, unless such prohibition or restriction shall not be applicable to the relevant transfer or each condition of any applicable restriction shall have been satisfied.

21.6 Procedure for assignment

(a) Subject to the conditions set out in Clause 21.2 (*Conditions of assignment or transfer*), an assignment may be effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b) The Agent shall not be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender unless it is satisfied that it has completed all "know your customer" and other similar procedures that it is required (or deems desirable) to conduct in relation to the assignment to such New Lender.

(c) Subject to Clause 21.12 (*Pro rata interest settlement*), on the Transfer Date:

   (i) the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

   (ii) the Existing Lender will be released by the Borrower and the other Finance Parties from the obligations owed by it (the "**Relevant Obligations**") and expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

   (iii) the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d) Lenders may utilise procedures other than those set out in this Clause 21.6 to assign their rights under the Finance Documents (but not, without the consent of the Borrower or unless in accordance with Clause 21.5 (*Procedure for transfer*), to obtain a release by the Borrower from the obligations owed to the Borrower by the Lenders nor the assumption of equivalent obligations by a New Lender) **provided that** they comply with the conditions set out in Clause 21.2 (*Conditions of assignment or transfer*).

(e) The procedure set out in this Clause 21.6 shall not apply to any right or obligation under any Finance Document (other than this Agreement) if and to the extent its terms, or any laws or regulations applicable thereto, provide for or require a different means of assignment of such right or release or assumption of such obligation or prohibit or restrict any assignment of such right or release or assumption of such obligation, unless such prohibition or restriction shall not be applicable to the relevant assignment, release or assumption or each condition of any applicable restriction shall have been satisfied.

21.7 **Copy of Transfer Certificate or Assignment Agreement to Company**

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrower a copy of that Transfer Certificate or Assignment Agreement.

21.8 **Existing consents and waivers**

A New Lender shall be bound by any consent, waiver, election or decision given or made by the relevant Existing Lender under or pursuant to any Finance Document prior to the coming into effect of the relevant assignment or transfer to such New Lender.

21.9 **Exclusion of Agent's liability**

In relation to any assignment or transfer pursuant to this Clause 21, each Party acknowledges and agrees that the Agent shall not be obliged to enquire as to the accuracy of any representation or warranty made by a New Lender in respect of its eligibility as a Lender.

21.10 **Assignments and transfers to Borrower group**

A Lender may not assign or transfer to the Borrower or any Affiliate of the Borrower any of such Lender's rights or obligations under any Finance Document, except with the prior written consent of all the Lenders.

21.11 **Security over Lenders' rights**

In addition to the other rights provided to Lenders under this Clause 21, each Lender may without consulting with or obtaining consent from the Borrower, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

except that no such charge, assignment or Security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for that Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by the Borrower other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

21.12 **Pro rata interest settlement**

(a) If the Agent has notified the Lenders that it is able to distribute payment of interest on a "*pro rata* basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 21.5 (*Procedure for transfer*) or any assignment pursuant to Clause 21.6 (*Procedure for assignment*) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i) any interest in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("**Accrued Amounts**") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six-monthly intervals after the first day of that Interest Period); and

(ii) the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(A) when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender;

(B) the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 21.12, have been payable to it on that date, but after deduction of the Accrued Amounts; and

(C) any amendment or waiver that has the effect of changing or which relates to the Accrued Amounts or the date of payment of the Accrued Amounts shall not be made without the prior consent of the Existing Lender.

(b) In this Clause 21.12, references to "**Interest Period**" shall be construed to include a reference to any other period for accrual of fees.

(c) An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 21.12 but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

22. CHANGES TO THE BORROWER

The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents, except with the prior written consent of all the Lenders.

SECTION 9
THE FINANCE PARTIES

23. **ROLE OF THE ADMINISTRATIVE PARTIES**

23.1 **The Agent and the Security Agent**

(a)   Each of the MLAB and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)   The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement and the other Finance Documents.

(c)   Each of the MLAB and the Finance Parties authorises the Agent and the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent and the Security Agent (as applicable) under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

23.2 **Enforcement through Security Agent only**

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

23.3 **Instructions**

(a)   Subject to paragraph (d) below, each of the Agent and the Security Agent shall:

(i)   unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent or Security Agent (as applicable) in accordance with any instructions given to it by:

(A)   all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision;

(B)   the relevant Finance Party or group of Finance Parties (as applicable) if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties; and

(C)   in all other cases, the Majority Lenders; and

(ii)   not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)   Each of the Agent and the Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties (as applicable)) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent or Security Agent (as applicable) may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)   Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent or Security Agent (as applicable) by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)   Paragraph (a) above shall not apply:

(i)   where a contrary indication appears in a Finance Document;

(ii)   where a Finance Document requires the Agent or the Security Agent to act in a specified manner or to take a specified action;

(iii)   in respect of any provision which protects the Agent's or the Security Agent's own position in its personal capacity as opposed to its role of Agent or Security Agent for the relevant Finance Parties or Secured Parties (as applicable) including, Clause 23.6 (*No fiduciary duties*) to Clause 23.11 (*Exclusion of liability*), Clause 23.14 (*Confidentiality*) to Clause 23.21 (*Custodians and nominees*) and Clause 23.24 (*Acceptance of Title*) to Clause 23.29 (*Disapplication of trustee legislation*);

(iv)   in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

(A)   Clause 24.1 (*Order of application*);

(B)   Clause 24.2 (*Prospective liabilities*); and

(C)   Clause 24.5 (*Permitted Deductions*).

(e)   If giving effect to instructions given by the Majority Lenders would (in the Agent's or (as applicable) the Security Agent's opinion) have an effect equivalent to an amendment or waiver referred to in Clause 32 (*Amendments and Waivers*), the Agent or (as applicable) Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Agent or Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f)   In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)   it has not received any instructions as to the exercise of that discretion; or

(ii)   the exercise of that discretion is subject to paragraph (d)(iv) above, the Agent or Security Agent shall do so having regard to the interests of (in the case of the Agent) all the Finance Parties and (in the case of the Security Agent) all the Secured Parties.

(g)   The Agent or the Security Agent (as applicable) may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(h)   Without prejudice to the remainder of this Clause 23.3 (*Instructions*), in the absence of instructions, each of the Agent and the Security Agent may act (or refrain from acting) as it considers to be in the best interest of (in the case of the Agent) the Finance Parties and (in the case of the Security Agent) the Secured Parties.

(i)   Neither the Agent nor the Security Agent is authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or the enforcement of the Transaction Security or Security Documents.

23.4   **Duties of the Agent and Security Agent**

(a)   The duties of the Agent and the Security Agent under the Finance Documents are solely mechanical and administrative in nature.

(b)   Subject to paragraph (d) below, each of the Agent and the Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent or Security Agent (as applicable) for that Party by any other Party.

(c)   The Security Agent shall promptly:

        (i)   copy to the Agent the contents of any notice or document received by it from the Borrower under any Finance Document; and

        (ii)   inform the Agent of the occurrence of any Default or any default by the Borrower in the due performance of or compliance with its obligations under any Finance Document of which the Security Agent has received notice from any other Party.

(d)   Without prejudice to Clause 21.7 (*Copy of Transfer Certificate or Assignment Agreement to Company*), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(e)   Except where a Finance Document specifically provides otherwise, neither the Agent nor the Security Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(f)   If the Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(g)   If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than to any other Administrative Party) under this Agreement, it shall promptly notify the other Finance Parties.

(h)   Each of the Agent and the Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

23.5   Role of the MLAB

Except as specifically provided in the Finance Documents, the MLAB has no obligations of any kind to any other Party under or in connection with any Finance Document.

23.6   No fiduciary duties

(a)   Nothing in any Finance Document constitutes:

    (i)   the Agent as a trustee or fiduciary of any other person; or

    (ii)   the Security Agent as an agent, trustee or fiduciary of the Borrower.

(b)   No Administrative Party shall be bound to account to any other Finance Party or (in the case of the Security Agent) any Secured Party for any sum or the profit element of any sum received by it for its own account.

23.7   Business with the Group

Any Administrative Party may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

23.8   Rights and discretions

(a)   Each of the Agent and the Security Agent may:

    (i)   rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

    (ii)   assume that:

        (A)   any instructions received by it from the Majority Lenders, any Finance Party or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

        (B)   unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)   rely on a certificate from any person:

(A)   as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)   to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)   Each of the Agent and the Security Agent may assume (unless it has received notice to the contrary in its capacity as agent or, as the case may be, security trustee for the Finance Parties or, as the case may be, Secured Parties) that:

(i)   no Default has occurred (unless, in the case of the Agent, it has actual knowledge of a Default arising under Clause 20.1 (*Non-payment*));

(ii)   any right, power, authority or discretion vested in any Party or any group of Lenders or Finance Parties has not been exercised; and

(c)   Each of the Agent and the Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)   Without prejudice to the generality of paragraph (c) above or paragraph (e) below, each of the Agent and the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent or Security Agent (as applicable), (and so separate from any lawyers instructed by the Lenders) if the Agent or Security Agent (as applicable), in its reasonable opinion deems this to be necessary.

(e)   Each of the Agent and the Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent, by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)   Each of the Agent and the Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)   be liable for any error of judgment made by any such person; or

(ii)   be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person,

unless such error or such loss was directly caused by the Agent's or the Security Agent's (as applicable) gross negligence or wilful misconduct.

(g) Unless a Finance Document expressly provides otherwise each of the Agent and the Security Agent may disclose to any other Party any information it reasonably believes it has received as agent or, as the case may be, security trustee under the Finance Documents.

(h) Notwithstanding any other provision of any Finance Document to the contrary, no Administrative Party is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i) Notwithstanding any provision of any Finance Document to the contrary, neither the Agent nor the Security Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

23.9 **Responsibility for documentation**

No Administrative Party is responsible or liable for:

(a) the adequacy, accuracy or completeness of any information (whether oral or written) supplied by any Administrative Party, the Borrower or any other person in or in connection with any Finance Document or the Information Memorandum (if any) or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Security Property; or

(c) any determination as to whether any information provided or to be provided to any Finance Party or Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

23.10 **No duty to monitor**

No Administrative Party shall be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c) whether any other event specified in any Finance Document has occurred.

23.11 Exclusion of liability

(a)   Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent or any Receiver or Delegate), none of the Agent, the Security Agent nor any Receiver or Delegate will be liable (including for negligence or any other category of liability whatsoever) for:

   (i)   any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

   (ii)   exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Security Property;

   (iii)   any shortfall which arises on the enforcement or realisation of the Security Property; or

   (iv)   without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

      (A)   any act, event or circumstance not reasonably within its control; or

      (B)   the general risks of investment in, or the holding of assets in, any jurisdiction,

      including (in each case) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)   No Party (other than the Agent, the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate (as applicable), in respect of any claim it might have against the Agent, the Security Agent, a Receiver or a Delegate (as applicable) or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Security Property and any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate (as applicable) may rely on this paragraph (b) subject to Clause 1.4 (*Third party rights*) and the provisions of the Third Parties Legislation.

(c)   Neither the Agent nor the Security Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent or the Security Agent (as applicable) if the Agent or the Security Agent (as applicable) has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent or the Security Agent (as applicable) for that purpose.

(d)   Nothing in this Agreement shall oblige any Administrative Party to conduct:

(i)   any "*know your customer*" or other procedures in relation to any person; or

(ii)   any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to each Administrative Party that it is solely responsible for any such procedures or checks it is required to conduct and that it may not rely on any statement in relation to such procedures or checks made by any Administrative Party.

(e)   Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, any Receiver or Delegate, any liability of the Agent, the Security Agent, any Receiver or Delegate arising under or in connection with any Finance Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent, the Security Agent, Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent, the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Agent, the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent, the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.

23.12   Lenders' indemnity to the Agent and Security Agent

(a)   Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability (including for negligence or any other category of liability whatsoever) incurred by any of them (otherwise than by reason of the Agent's, the Security Agent's or the Receiver's or the Delegate's gross negligence or wilful misconduct)(or, in the case of any cost, loss or liability pursuant to Clause 26.10 (*Disruption to payment systems etc.*), notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent, Security Agent, Receiver or Delegate under the Finance Documents (unless the relevant Agent, Security Agent, Receiver or Delegate has been reimbursed by the Borrower pursuant to a Finance Document).

(b)   Subject to paragraph (c) below, the Borrower shall promptly on demand reimburse any Lender for any payment that Lender makes to the Agent or the Security Agent, any Receiver or any Delegate pursuant to paragraph (a) above.

(c)   Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which that Lender claims reimbursement relates to a liability of the Agent, the Security Agent, any Receiver or, as the case may be, any Delegate to the Borrower.

23.13   Resignation of the Agent and the Security Agent

(a)   Each of the Agent and the Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower.

(b)   Alternatively the Agent or the Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the other Finance Parties and the Borrower) may appoint a successor Agent or Security Agent (as applicable).

(c)   If the Majority Lenders have not appointed a successor Agent or Security Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the retiring Agent or Security Agent (as applicable) (after consultation with the other Finance Parties and Borrower) may appoint a successor Agent or Security Agent (as applicable).

(d)   If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree with the proposed successor Agent amendments to this Clause 23 and any other term of this Agreement dealing with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent's normal fee rates and those amendments will bind the Parties.

(e)   The retiring Agent or Security Agent (as applicable) shall make available to the successor Agent or Security Agent (as applicable) such documents and records and provide such assistance as the successor Agent or Security Agent (as applicable) may reasonably request for the purposes of performing its functions as Agent or Security Agent (as applicable) under the Finance Documents. The Borrower shall, if mutually agreed between Borrower and Agent, within three

Business Days of demand, reimburse the retiring Agent or Security Agent (as applicable) for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f) The resignation notice of the Agent or Security Agent (as applicable) shall only take effect upon:

(i) the appointment of a successor; and

(ii) (in the case of the Security Agent) the transfer of the Security Property to that successor.

(g) Upon the appointment of a successor, the retiring Agent or Security Agent (as applicable) shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 23.25 (*Winding up of trust*) and paragraph (e) above) but shall remain entitled to the benefit of Clause 14.3 (*Indemnity to the Agent*), Clause 14.4 (*Indemnity to the Security Agent*) and this Clause 23 (and any fees for the account of the retiring Agent or Security Agent (as applicable) shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations among themselves as they would have had if such successor had been an original Party.

(h) After consultation with the Borrower, the Majority Lenders may, by giving 30 days' notice to the Agent or the Security Agent (as applicable), require it to resign in accordance with paragraph (b) above. In this event, the Agent or the Security Agent (as applicable) shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (e) above shall be for the account of the Borrower.

(i) The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents:

(i) the Agent fails to respond to a request under Clause 11.7 (*FATCA information*) and a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii) the information supplied by the Agent pursuant to Clause 11.7 (*FATCA information*) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii) the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date, and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and that Lender, by notice to the Agent, requires it to resign.

23.14 Confidentiality

(a)   In acting as agent or trustee for the Finance Parties, the Agent or Security Agent (as applicable) shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)   If information is received by another division or department of the Agent or Security Agent, it may be treated as confidential to that division or department and the Agent or Security Agent (as applicable) shall not be deemed to have notice of it.

(c)   The Agent and Security Agent shall not be obliged to disclose to any Finance Party any information supplied to it by the Borrower or any Affiliates of the Borrower on a confidential basis and for the purpose of evaluating whether any waiver or amendment is or may be required or desirable in relation to any Finance Document.

23.15 Relationship with the Lenders

(a)   Subject to Clause 21.12 (*Pro rata interest settlement*), the Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent's principal office as notified to the Finance Parties from time to time) as that Lender acting through its Facility Office:

  (i)   entitled to or liable for any payment due under any Finance Document on that day; and

  (ii)   entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)   The Lenders shall supply the Agent with any information that the Security Agent may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Lender shall deal with the Security Agent exclusively through the Agent.

(c)   Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 28.5 (*Electronic communication*)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 28.2 (*Addresses*) and paragraph (a)(ii) of Clause 28.5 (*Electronic communication*) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

23.16 Credit appraisal by the Lenders

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to each Administrative Party that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including:

(a)   the financial condition, status and nature of each member of the Group;

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Security Property;

(c)   whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Security Property, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Security Property;

(d)   the adequacy, accuracy or completeness of the Information Memorandum (if any) and any other information provided by any Administrative Party, any other Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)   the right or title of any person in or to, or the value or sufficiency of any part of, the Security Property, the priority of any of the Transaction Security or the existence of any Security affecting the Security Property,

and each Secured Party warrants to the Agent and Security Agent that it has not relied on the Agent and Security Agent in respect of any of these matters.

23.17 Agent's and Security Agent's management time

(a)   Any amount payable to the Agent or the Security Agent under Clause 14.3 (*Indemnity to the Agent*), Clause 14.4 (*Indemnity to the Security Agent*), Clause 15 (*Costs and Expenses*) and Clause 23.12 (*Lenders' indemnity to the Agent and Security Agent*) shall, if mutually agreed between Borrower and Agent, include the cost of utilising the management time or other resources of the Agent or the Security Agent (as applicable) and will be calculated on the basis of such reasonable daily or hourly rates as the Agent or the Security Agent (as applicable) may notify to the Borrower and the other Finance Parties, and is in addition to any fee paid or payable to the Agent or the Security Agent (as applicable).

23.18 **Deduction from amounts payable by the Agent**

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

23.19 **No responsibility to perfect Transaction Security**

The Security Agent shall not be liable for any failure to:

(a)   require the deposit with it of any deed or document certifying, representing or constituting the title of the Borrower to any of the Security Property;

(b)   obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c)   register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)   take, or to require the Borrower to take, any step to perfect its title to any of the Security Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)   require any further assurance in relation to any Security Document.

23.20 **Insurance by Security Agent**

(a)   The Security Agent shall not be obliged:

(i)   to insure any of the Security Property;

(ii)   to require any other person to maintain any insurance; or

(iii)   to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)   Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent shall have failed to do so within 14 days after receipt of that request.

23.21 Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

23.22 Delegation by the Security Agent

(a)   Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)   That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)   No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

23.23 Additional Security Agents

(a)   The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)   if it considers that appointment to be in the interests of the Secured Parties;

(ii)   for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)   for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrower and the Finance Parties of that appointment.

(b)   Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)   The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable Indirect Tax) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

23.24   **Acceptance of Title**

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that the Borrower may have to any of the Security Property and shall not be liable for, or bound to require any the Borrower to remedy, any defect in its right or title.

23.25   **Winding up of trust**

If the Security Agent, with the approval of the Majority Lenders, determines that:

(a)   all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)   no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to the Borrower pursuant to the Finance Documents,

then:

(i)   the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)   any Security Agent which has resigned pursuant to Clause 23.13 (*Resignation of the Agent and the Security Agent*) shall release, without recourse or warranty, all of its rights under each of the Security Documents.

23.26   **Trustee division separate**

(a)   In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any of its other divisions or departments.

(b)   If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

23.27   **Conflict with the Security Documents**

If there is any conflict between this Agreement and any Security Document with regard to instructions to, or other matters affecting, the Security Agent, this Agreement will prevail.

23.28 **Powers supplemental to trustee legislation**

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Ordinance (Cap. 29 of the Laws of Hong Kong) and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

23.29 **Disapplication of trustee legislation**

Section 3A of the Trustee Ordinance (Cap. 29 of the Laws of Hong Kong) shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Ordinance (Cap. 29 of the Laws of Hong Kong) and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Ordinance (Cap. 29 of the Laws of Hong Kong), the provisions of this Agreement shall prevail.

24. **APPLICATION OF PROCEEDS**

24.1 **Order of application**

Subject to Clause 24.2 (*Prospective liabilities*), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 24, the "**Recoveries**") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 24 (*Application of Proceeds*)), in the following order:

(a)   in discharging any sums owing to the Security Agent, any Receiver or any Delegate;

(b)   in payment of all costs and expenses incurred by the Agent or any Secured Party in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement;

(c)   in payment to the Agent for application in accordance with Clause 26.5 (*Partial payments*);

(d)   if the Borrower is not under any further actual or contingent liability under any Finance Document, in payment to any person to whom the Security Agent is obliged to pay in priority to the Borrower; and

(e)   the balance, if any, in payment to the Borrower.

24.2 **Prospective liabilities**

Following the Agent's exercise of any of its rights under 20.15 (*Acceleration*) the Security Agent may, in its discretion, hold any amount of the Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) for later application under Clause 24.1 (*Order of application*) in respect of:

(a)   any sum payable to the Security Agent, any Receiver or any Delegate; and

(b)   any part of the Secured Obligations,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

24.3   Investment of proceeds

Prior to the application of the Recoveries in accordance with Clause 24.1 (*Order of application*) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Agent's discretion in accordance with the provisions of this Clause 24.

24.4   Currency Conversion

(a)   For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at the Agent's Spot Rate of Exchange.

(b)   The obligations of the Borrower to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

24.5   Permitted Deductions

The Security Agent shall be entitled, in its discretion:

(a)   to set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and

(b)   to pay all Taxes which may be assessed against it in respect of any of the Security Assets, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

24.6   Good Discharge

(a)   Any payment to be made in respect of the Secured Obligations by the Security Agent may be made to the Agent on behalf of the Finance Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b) The Security Agent is under no obligation to make the payments to the Agent under paragraph (a) of this Clause 24.6 in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.

25. SHARING AMONG THE FINANCE PARTIES

25.1 Payments to Finance Parties

If a Finance Party (a "**Recovering Finance Party**") receives or recovers (whether by set-off or otherwise) any amount from the Borrower other than in accordance with Clause 26 (*Payment Mechanics*) (a "**Recovered Amount**") and applies that amount to a payment due under the Finance Documents then:

(a) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Agent;

(b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 26 (*Payment Mechanics*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 26.5 (*Partial payments*).

25.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the Borrower and distribute it between the Finance Parties (other than the Recovering Finance Party) (the "**Sharing Finance Parties**") in accordance with Clause 26.5 (*Partial payments*) towards the obligations of the Borrower to the Sharing Finance Parties.

25.3 Recovering Finance Party's rights

(a) On a distribution by the Agent under Clause 25.2 (*Redistribution of payments*) of a payment received by a Recovering Finance Party from the Borrower, as between the Borrower and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by the Borrower.

(b) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the Borrower shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

25.4   **Reversal of redistribution**

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)   each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "**Redistributed Amount**"); and

(b)   as between the Borrower and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by the Borrower.

25.5   **Exceptions**

(a)   This Clause 25 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 25, have a valid and enforceable claim against the Borrower.

(b)   A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)   it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)   that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 10
ADMINISTRATION

26. PAYMENT MECHANICS

26.1 Payments to the Agent

(a) On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, the Borrower or that Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency and with such bank as the Agent, in each case, specifies.

26.2 Distributions by the Agent

(a) Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 26.3 (*Distributions to the Borrower*) and Clause 26.4 (*Clawback and pre-funding*) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency.

(b) The Agent shall distribute payments received by it in relation to all or any part of a Loan to the Lenders indicated in the records of the Agent as being so entitled on that date **provided that** the Agent is authorised to distribute payments to be made on the date on which any transfer becomes effective pursuant to Clause 21 (*Changes to the Lenders*) to the Lenders so entitled immediately before such transfer took place regardless of the period to which such sums relate.

26.3 Distributions to the Borrower

The Agent may (with the consent of the Borrower or in accordance with Clause 27 (*Set-off*)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

26.4 Clawback and pre-funding

(a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) Unless paragraph (c) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that

amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)   If the Agent has notified the Lenders that it is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrower:

(i)   the Agent shall notify the Borrower of that Lender's identity and the Borrower to whom that sum was made available shall on demand refund it to the Agent; and

(ii)   the Lenders by whom those funds should have been made available or, if that Lender fails to do so, the Borrower to whom that sum was made available, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

26.5   Partial payments

(a)   If the Agent or the Security Agent (as applicable) receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Agent or the Security Agent (as applicable) shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:

(i)   **first**, in or towards payment *pro rata* of any unpaid fees, costs and expenses of, and other amounts owing to, the Agent, the Security Agent, any Receiver or any Delegate under the Finance Documents;

(ii)   **secondly**, in or towards payment *pro rata* of any accrued interest, fee (other than as provided in paragraph (i) above) or commission due but unpaid under the Finance Documents;

(iii)   **thirdly**, in or towards payment *pro rata* of any principal due but unpaid under this Agreement; and

(iv)   **fourthly**, in or towards payment *pro rata* of any other sum due but unpaid under the Finance Documents.

(b)   The Agent shall, if so directed by the Majority Lenders, vary or instruct the Security Agent to vary (as applicable), the order set out in paragraphs (a)(ii) to (a)(iv) above. Any such variation may include the re-ordering of obligations set out in any such paragraph.

(c)   Paragraphs (a) and (b) above will override any appropriation made by the Borrower.

26.6   **No set-off by the Borrower**

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

26.7   **Business Days**

(a)   Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)   During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest and fees are payable on the principal or Unpaid Sum at the rate payable on the original due date.

26.8   **Currency of account**

(a)   Subject to paragraphs (b) to (e) below, CNH is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)   A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated, pursuant to this Agreement, on its due date.

(c)   Each payment of interest or fees shall be made in the currency in which the sum in respect of which the interest or fees are payable was denominated, pursuant to this Agreement, when that interest or fees accrued.

(d)   Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)   Any amount expressed to be payable in a currency other than CNH shall be paid in that other currency.

26.9   **Change of currency**

(a)   Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)   any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower); and

(ii)   any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)   If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the relevant market and otherwise to reflect the change in currency.

26.10   Disruption to payment systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)   the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)   the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)   the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)   any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 32 (*Amendments and Waivers*);

(e)   the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 26.10; and

(f)   the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

27.   SET-OFF

If an Event of Default has occurred and is continuing (but subject always to Clause 4.3 (*Utilisations during the Certain Funds Period*)), a Finance Party may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28.   **NOTICES**

28.1   **Communications in writing**

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

28.2   **Addresses**

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)   in the case of the Borrower, that identified with its name below;

(b)   in the case of each Lender, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)   in the case of the MLAB, the Agent and the Security Agent, that identified with its name below,

or any substitute address, fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

28.3   **Delivery**

(a)   Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will be effective:

    (i)   if by way of fax, only when received in legible form; or

    (ii)   if by way of letter, only when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 28.2 (*Addresses*), if addressed to that department or officer.

(b)   Any communication or document to be made or delivered to the MLAB, the Agent or the Security Agent will be effective only when actually received by the MLAB, the Agent or the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the MLAB's or the Agent's or the Security Agent's signature below (or any substitute department or officer as the MLAB, the Agent or the Security Agent shall specify for this purpose).

(c)   All notices from or to the Borrower shall be sent through the Agent.

(d) Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5 p.m. in the place of receipt shall be deemed only to become effective on the following day.

28.4 **Notification of address and fax number**

Promptly upon changing its address or fax number, the Agent shall notify the other Parties.

28.5 **Electronic communication**

(a) Any communication or document to be made or delivered by one Party to another under or in connection with the Finance Documents may be made or delivered by electronic mail or other electronic means (including by way of posting to a secure website) if those two Parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b) Any such electronic communication or delivery as specified in paragraph (a) above to be made between the Borrower and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c) Any such electronic communication or delivery as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the MLAB, the Agent or the Security Agent only if it is addressed in such a manner as the MLAB, the Agent or the Security Agent shall specify for this purpose.

(d) Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e) Any reference in a Finance Document to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 28.5.

28.6 **English language**

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

29. CALCULATIONS AND CERTIFICATES

29.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are *prima facie* evidence of the matters to which they relate.

29.2 Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

29.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the relevant market differs, in accordance with that market practice.

30. PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

31. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Finance Documents. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

32. **AMENDMENTS AND WAIVERS**

32.1 **Required consents**

(a)   Subject to Clause 32.2 (*All Lender matters*) and Clause 32.3 (*Other exceptions*), any term of the Finance Documents may be amended or waived only with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Transaction Obligor party thereto and any such amendment or waiver will be binding on all Parties.

(b)   The Agent (or, in the case of any Security Document, the Security Agent) may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 32.

(c)   Paragraph (c) of Clause 21.12 (*Pro rata interest settlement*) shall apply to this Clause 32.

32.2 **All Lender matters**

(a)   An amendment or waiver of any term of any Finance Document that has the effect of changing or which relates to:

     (i)   the definition of "Majority Lenders" in Clause 1.1 (*Definitions*);

     (ii)   an extension to the date of payment of any amount under the Finance Documents;

     (iii)   a reduction in the rate of interest or a reduction in the amount of any payment of principal, interest, fees or commission payable;

     (iv)   a change in currency of payment of any amount under the Finance Documents;

     (v)   an increase in any Commitment, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under the Facility;

     (vi)   a change to the Borrower;

     (vii)   any provision which expressly requires the consent of all the Lenders;

     (viii) Clause 2.2 (*Finance Parties' rights and obligations*), Clause 5.1 (*Delivery of a Utilisation Request*), Clause 7.1 (*Illegality*), Clause 7.6 (*Application of prepayments*), Clause 21 (*Changes to the Lenders*), Clause 22 (*Changes to the Borrower*), Clause 25 (*Sharing among the Finance Parties*), this Clause 32, Clause 35 (*Governing Law*), or Clause 36.1 (*Jurisdiction of Hong Kong courts*);

     (ix)   the nature or scope of or the release of any Transaction Security unless permitted under any Finance Document; or the manner in which the proceeds of enforcement of the Transaction Security are distributed;

shall not be made without the prior consent of all the Lenders.

32.3 Other exceptions

An amendment or waiver which relates to the rights or obligations of any Administrative Party (each in their capacity as such) may not be effected without the consent of that Administrative Party.

32.4 Excluded Commitment

If any Lender fails to respond to a request for a consent, waiver or amendment of or in relation to any term of any Finance Document or any other vote of Lenders under the terms of this Agreement within 10 Business Days of that request being made, unless the Borrower and the Agent agree to a longer time period in relation to such request:

(a) its Commitments shall not be included for the purpose of calculating the Total Commitments under the Facility when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Commitments has been obtained to approve that request; and

(b) its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

33. CONFIDENTIAL INFORMATION

33.1 Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 33.2 (*Disclosure of Confidential Information*) and Clause 33.3 (*Disclosure to numbering service providers*), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

33.2 Disclosure of Confidential Information

Any Finance Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)   to any person:

(i)   to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers provided that no disclosure to any Restricted Person is permitted prior to the Relevant Default Date;

(ii)   with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Borrower and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)   appointed by any Finance Party or by a person to whom paragraph (i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including any person appointed under paragraph (b) of Clause 23.15 (*Relationship with the Lenders*));

(iv)   who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (i) or (ii) above;

(v)   to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)   to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)   to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 21.11 (*Security over Lenders' rights*);

(viii)   who is a Party; or

(ix)   with the consent of the Borrower,

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)   in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)   in relation to paragraph (iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information; or

(C)   in relation to paragraphs (v), (vi) and (vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)   to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party; and

(d)   to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Borrower if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

33.3   Disclosure to numbering service providers

(a)   Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or the Borrower the following information:

(i)   name of the Borrower;

(ii)   country of domicile of the Borrower;

(iii)   place of incorporation of the Borrower;

(iv)   date of this Agreement;

(v)   Clause 35 (*Governing Law*);

(vi)   the names of the Administrative Parties;

(vii)   date of each amendment and restatement of this Agreement;

(viii)   amounts of, and names of, the Facility (and any tranches);

(ix)   amount of Total Commitments;

(x)   currencies of the Facility;

(xi)   type of Facility;

(xii)   ranking of Facility;

(xiii)   Final Repayment Date for the Facility;

(xiv)   changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv)   such other information agreed between such Finance Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)   The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or the Borrower by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)   The Borrower represents that none of the information set out in paragraphs (a)(i) to (a)(xv) above is, nor will at any time be, unpublished price-sensitive information.

(d)   The Agent shall notify the Borrower and the other Finance Parties of:

(i)   the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or the Borrower; and

(ii)   the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or the Borrower by such numbering service provider.

33.4   Entire agreement

This Clause 33 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

33.5   **Inside information**

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

33.6   **Notification of disclosure**

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)   of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 33.2 (*Disclosure of Confidential Information*) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)   upon becoming aware that Confidential Information has been disclosed in breach of this Clause 33.

33.7   **Continuing obligations**

The obligations in this Clause 33 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:

(a)   the date on which all amounts payable by the Borrower under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)   the date on which such Finance Party otherwise ceases to be a Finance Party.

34.   **COUNTERPARTS**

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 11
GOVERNING LAW AND ENFORCEMENT

35. **GOVERNING LAW**

This Agreement is governed by the laws of Hong Kong.

36. **ENFORCEMENT**

36.1 **Jurisdiction of Hong Kong courts**

(a)   The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including any dispute regarding the existence, validity or termination of this Agreement) (a **"Dispute"**).

(b)   The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)   Notwithstanding paragraphs (a) and (b) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

36.2 **Service of process**

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)   irrevocably appoints 海爾國際有限公司 HAIER INTERNATIONAL CO., LIMITED as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with any Finance Document; and

(b)   agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

The Borrower expressly agrees and consents to the provisions of this Clause 36.2.

36.3 **Waiver of immunities**

The Borrower irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from:

(a)   suit;

(b)   jurisdiction of any court;

(c)   relief by way of injunction or order for specific performance or recovery of property;

(d)   attachment of its assets (whether before or after judgment); and

(e)   execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction (and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any immunity in any such proceedings).

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
THE ORIGINAL LENDERS

Name of Original Lenders	Facility Commitment
CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司	7,879,371,031.20
BANK OF CHINA LIMITED, MACAU BRANCH 中國銀行股份有限公司澳門分行	3,820,301,106.04
BANK OF CHINA (HONG KONG) LIMITED 中國銀行(香港)有限公司	1,432,612,914.76
	Total: CNH13,132,285,052

SCHEDULE 2
CONDITIONS PRECEDENT

1. **Borrower and CIMC**

(a)   A copy of the constitutional documents of each of the Borrower and CIMC.

(b)   A copy of a resolution of the board of directors of each of the Borrower and CIMC:

> (i)   approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it executes, delivers and performs the Finance Documents to which it is a party;

> (ii)   authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

> (iii)   authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)   A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)   A certified true copy of the resolution passed by the sole shareholder of the Borrower amending the Borrower's memorandum of association and/or articles of association in the form agreed between the Borrower and the Security Agent with evidence that such resolutions and/or amended and restated version of the Borrower's memorandum of association and/or articles of association has been filed at the Registrar of Companies of the Cayman Islands.

(e)   A certificate from each of the Borrower and CIMC (signed by a director) confirming that borrowing or securing, as appropriate, the Total Commitments would not cause (as applicable) any borrowing or securing or similar limit binding on it to be exceeded.

(f)   A copy of the register of directors, register of members and register of mortgages and charges of each of the Borrower and CIMC.

(g)   A copy of the certificate of good standing issued by the Registrar of Companies in the Cayman Islands in respect of each of the Borrower and CIMC, dated not earlier than one month prior to the date of this Agreement.

(h)   A copy of the certificate of incumbency issued by the registered office provider of the Borrower in respect of each of the Borrower and CIMC, dated not earlier than one month prior to the date of this Agreement.

(i)   A certificate of an authorised signatory of each of the Borrower and CIMC certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2. **Parent**

(a) A copy of each of the following corporate documents relating to the Parent:

    (i) the current business license; and

    (ii) the articles of association and amendments thereto (if any).

(b) A copy of 情况说明 (situation statement) duly signed by the legal representative, and stamped with the official seal, of the Parent.

(c) A specimen of the signature (or the signature seal) of the legal representative of the Parent.

(d) A certificate of the legal representative of the Parent certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

3. **Legal opinions**

(a) A legal opinion in relation to Hong Kong law from King & Wood Mallesons addressed to the Agent, the Security Agent, the MLAB and the Original Lenders, substantially in the form distributed to the MLAB prior to the signing of this Agreement.

(b) A legal opinion in relation to PRC law from King & Wood Mallesons addressed to the Agent, the Security Agent, the MLAB and the Original Lenders, substantially in the form distributed to the MLAB prior to the signing of this Agreement.

(c) A legal opinion in relation to Cayman Islands law from Appleby addressed to the Agent, the Security Agent, the MLAB and the Original Lenders, substantially in the form distributed to the MLAB prior to the signing of this Agreement.

4. **Finance Documents**

(a) Each Finance Document specified below duly executed by the parties thereto:

    (i) this Agreement;

    (ii) the Account Charge;

    (iii) the Share Charge (Borrower);

    (iv) the [***]; and

    (v) the Fee Letter.

(b) A copy of the agreed form of the Share Charge (Target).

(c) All documents (including notices) required to be delivered on the date of execution of the Security Documents specified in paragraph (a) above in accordance with the terms of the Security Documents specified in paragraph (a) above.

5.   **Other documents and evidence**

(a)   A copy of the SPA Documents duly executed by the parties thereto, and conditions precedent acknowledgement letters issued by each of the Borrower and the Seller evidencing that all conditions precedent to the Completion specified in the SPA (other than payment of the Purchase Price) to be satisfied by the Borrower or, as the case may be, the Seller, have been satisfied or waived.

(b)   Evidence that any process agent referred to in Clause 36.2 (*Service of process*) has accepted its appointment.

(c)   Evidence that all Authorisation required for the Acquisition (including 《境外投资项目备案通知书》 (or other evidence of authority approval satisfactory to the Majority Lenders) and 《企业境外投资证书》 relating to offshore direct investment and all approval or clearance applicable to or advisable for the consummation of the Acquisition in accordance with Antitrust Laws in the PRC) has been obtained, to the extent they are set out in the SPA as conditions precedent to the Completion.

(d)   The Original Financial Statements.

(e)   Evidence that the Cash Account has been opened with the Agent and the Interest Reserve Amount (assuming the first Utilisation has occurred) has been deposited and maintained therein.

(f)   A copy of an engagement letter (法律服务委托协议) duly executed by 青岛卡泰驰生态科技有限公司 and King & Wood Mallesons (北京市金杜律师事务所).

SCHEDULE 3
REQUESTS

PART I
UTILISATION REQUEST

From: Cartech Holding Company

To: [●]

Dated:

**Cartech Holding Company – Facility Agreement
dated [   ] between Cartech Holding Company as borrower, [●] as mandated lead
arranger and bookrunner, and [●] as agent and [●] as security agent (as may be
amended, supplemented and/or restated from time to time, the "Facility Agreement")**

1.   We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in
       the Facility Agreement shall have the same meaning in this Utilisation Request.

2.   We wish to borrow a Loan on the following terms:

       Proposed Utilisation Date: [   ] (or, if that is not a Business Day,
                                             the next Business Day)

       Currency of Loan: [   ]

       Amount: [   ] or, if less, the Available Facility

       Interest Period: [   ]

3.   We confirm that each condition specified in Clause 4.2 (*Further conditions precedent*)
       of the Facility Agreement is satisfied on the date of this Utilisation Request.

4.   The proceeds of this Loan should be credited to the Cash Account.

5.   This Utilisation Request is irrevocable.

6.   This Utilisation Request is governed by the laws of Hong Kong.

Yours faithfully

…………………………………
authorised signatory for
Cartech Holding Company

PART II
SELECTION NOTICE

From: Cartech Holding Company

To: [●]

Dated:

Cartech Holding Company – Facility Agreement
dated [   ] between Cartech Holding Company as borrower, [●] as mandated lead
arranger and bookrunner, and [●] as agent and [●] as security agent (as may be
amended, supplemented and/or restated from time to time, the "Facility Agreement")

1.   We refer to the Facility Agreement. This is a Selection Notice. Terms defined in the
         Facility Agreement shall have the same meaning in this Selection Notice.

2.   We refer to the following Loan[s] in [*identify currency*] with an Interest Period ending
         on [   ].

3.   We request that the next Interest Period for the above Loan[s] is [   ].

4.   This Selection Notice is irrevocable.

Yours faithfully

…………………………
authorised signatory for
Cartech Holding Company

FORM OF TRANSFER CERTIFICATE

To: [●] as Agent

From: [*the Existing Lender*] (the "**Existing Lender**") and [*the New Lender*] (the "**New Lender**")

Dated:

Cartech Holding Company – Facility Agreement
dated [   ] between Cartech Holding Company as borrower, [●] as mandated lead arranger and bookrunner, [●] as agent and [●] as security agent (as may be amended, supplemented and/or restated from time to time, the "Facility Agreement")

1.   We refer to Clause 21.5 (*Procedure for transfer*) of the Facility Agreement. This is a Transfer Certificate.   Terms used in the Facility Agreement shall have the same meaning in this Transfer Certificate.

2.   The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation, and in accordance with Clause 21.5 (*Procedure for transfer*) of the Facility Agreement, all of the Existing Lender's rights and obligations under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment(s) and participations in Loans under the Facility Agreement as specified in the Schedule.

3.   The proposed Transfer Date is [   ].

4.   The Facility Office and address, fax number and attention particulars for notices of the New Lender for the purposes of Clause 28.2 (*Addresses*) of the Facility Agreement are set out in the Schedule.

5.   The New Lender expressly acknowledges:

        (a)   the limitations on the Existing Lender's obligations set out in paragraphs (a) and (c) of Clause 21.4 (*Limitation of responsibility of Existing Lenders*) of the Facility Agreement; and

        (b)   that it is the responsibility of the New Lender to ascertain whether any document is required or any formality or other condition requires to be satisfied to effect or perfect the transfer contemplated by this Transfer Certificate or otherwise to enable the New Lender to enjoy the full benefit of each Finance Document.

6.   The New Lender confirms that it is a "New Lender" within the meaning of Clause 21.1 (*Assignments and transfers by the Lenders*) of the Facility Agreement.

7.   The Existing Lender and the New Lender confirm that the New Lender is not the Borrower or an Affiliate of the Borrower.

8.   This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

9.   This Transfer Certificate is governed by the laws of Hong Kong.

10.   This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to be satisfied to effect or perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction (or otherwise give the New Lender full enjoyment of all the Finance Documents) and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[Insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[*the Existing Lender*]   [*the New Lender*]

By: By:

This Transfer Certificate is executed by the Agent and the Transfer Date is confirmed as [   ].

[●]

By:

SCHEDULE 5
FORM OF ASSIGNMENT AGREEMENT

To: [●] as Agent and Cartech Holding Company as Borrower

From: [*the Existing Lender*] (the "**Existing Lender**") and [*the New Lender*] (the "**New Lender**")

Dated: [*insert date*]

Cartech Holding Company – Facility Agreement
dated [   ] between Cartech Holding Company as borrower, [●] as mandated lead arranger and bookrunner, and [●] as agent and [●] as security agent (as may be amended, supplemented and/or restated from time to time, the "Facility Agreement")

1.   We refer to the Facility Agreement. This is an Assignment Agreement. Terms defined in the Facility Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2.   We refer to Clause 21.6 (*Procedure for assignment*) of the Facility Agreement:

(a)   The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment(s) and participations in Loans under the Facility Agreement as specified in the Schedule.

(b)   The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitment(s) and participations in Loans under the Facility Agreement specified in the Schedule.

(c)   The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3.   The proposed Transfer Date is [   ].

4.   On the Transfer Date, the New Lender becomes Party to the Finance Documents as a Lender.

5.   The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 28.2 (*Addresses*) of the Facility Agreement are set out in the Schedule.

6.   The New Lender expressly acknowledges:

(a)   the limitations on the Existing Lender's obligations set out in paragraphs (a) and (c) of Clause 21.4 (*Limitation of responsibility of Existing Lenders*) of the Facility Agreement; and

(b)   that it is the responsibility of the New Lender to ascertain whether any document is required or any formality or other condition requires to be satisfied to effect or perfect the transfer contemplated by this Assignment Agreement or otherwise to enable the New Lender to enjoy the full benefit of each Finance Document.

7. The New Lender confirms that it is a "New Lender" within the meaning of Clause 21.1 (*Assignments and transfers by the Lenders*) of the Facility Agreement.

8. The Existing Lender and the New Lender confirm that the New Lender is not the Borrower or an Affiliate of the Borrower.

9. This Assignment Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 21.7 (*Copy of Transfer Certificate or Assignment Agreement to Company*) of the Facility Agreement, to the Borrower of the assignment referred to in this Assignment Agreement.

10. This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

11. This Assignment Agreement is governed by the laws of Hong Kong.

12. This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

*Note: **It is the New Lender's responsibility to ascertain whether any other document is required, or any formality or other condition is required to be satisfied, to effect or perfect the transfer contemplated in this Assignment Agreement or to give the New Lender full enjoyment of all the Finance Documents.***

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[*Insert relevant details*]

[*Facility office address, fax number and attention details for notices and account details for payments*]

[*Existing Lender*]   [*New Lender*]

By: By:

This Assignment Agreement is accepted by the Agent and the Transfer Date is confirmed as [   ].

Signature of this Assignment Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to herein, which notice the Agent receives on behalf of each Finance Party.

[*Agent*]

By:

SCHEDULE 6
FORM OF COMPLIANCE CERTIFICATE

To: [●] as Agent

From: Cartech Holding Company

Copy: 海尔集团公司 (Haier Group Company)

Dated:

Cartech Holding Company – Facility Agreement dated [   ] between Cartech Holding Company as borrower, [●] as mandated lead arranger and bookrunner, and [●] as agent and [●] as security agent (as may be amended, supplemented and/or restated from time to time, the "Facility Agreement")

1. We refer to the Facility Agreement. Terms used in the Facility Agreement shall have the same meaning in this Compliance Certificate.

2. This is a Compliance Certificate relating to the [*insert description of relevant financial statements*] delivered pursuant to paragraph [(a)/(b)] of Clause 17.1 (*Financial statements*) of the Facility Agreement (the "**Relevant Financial Statements**").

3. We confirm that, for the Relevant Period ending on [•] (the "**Tested Relevant Period**"), we have complied with *Clauses 18 (Financial Covenants) and 19.12 (Financial Indebtedness)* of the Facility Agreement. Details of calculation is shown in table in paragraph 6 hereof.

4. We confirm that we have complied with clause 5.1.1 of the **[***]** as of the last day of the Relevant Period relating to the Relevant Financial Statements.

5. We confirm that we have complied with clause 5.1.2 of the **[***]**. For the purpose of this paragraph 5, we confirm as of the date hereof:

   (a) no Event of Default is continuing;

   (b) the credit balance standing to the Cash Account (excluding an amount equal to the Interest Reserve Amount and any Permitted Payment requested by the Borrower and consented to by the Agent in accordance with paragraph (b) of Clause 19.15 (*Cash Account*) of the Facility Agreement) is not less than the interest and fees due and payable under the Facility at any time during the period from and including the date hereof to the last day of Interest Period (in which the date hereof falls) of each Loan; and

   (c) other than any Permitted Intercompany Repayment under Clause 19.15 (*Cash Account*) of the Facility Agreement, no Financial Indebtedness of the Borrower is due and payable prior to the full repayment of all Loans.

6. We set out below a breakdown of Cash Equivalent of the Group as follows:

	Financials of Borrower	**Amount**	**Note（breakdown or exclusion）**
1. Consolidated Net Leverage Ratio			
(A-B)/C			complied with *Clauses 18 (Financial Covenants)*
Consolidated Interest-bearing Liabilities on the last day of the Tested Relevant Period (A)			
	long-term debt (长期借款)		
plus:	short-term debt (短期借款)		
plus:	bonds payable (应付债券)		
plus:	interest-bearing bills payable (应付有息票据)		
Consolidated Cash and Cash Equivalents on the last day of the Tested Relevant Period (B)			
	cash and cash equivalents (现金及现金等价物)		[不含 restricted cash]
plus:	long-term bank deposits (长期银行存款)		
plus:	short-term investments (短期投资)		[Breakdown: 1.货币市场基金:XXX 2.现金管理类理财产品:XXX 3.现金管理类理财产品:XXX 4. any other product agreed by the Lenders: XXX]

	Financials of Borrower	**Amount**	**Note（breakdown or exclusion）**
Consolidated EBITDA in respect of the Tested Relevant Period (C)			
	net income (净利润)		
plus:	income taxes (所得税费用)		
plus:	Depreciation of fixed assets (固定资产折旧)		
plus:	Amortization of intangible assets (无形资产摊销)		
plus:	Amortisation of right-of-use assets (使用权资产摊销)		
plus:	Amortization of long-term prepaid expenses (长期待摊费用摊销)		
plus:	Interest expenses (利息费用)		
2. Interest Coverage Ratio（unconsolidated, LTM basis）			
D/E			complied with *Clauses 18 (Financial Covenants)*
cash distributions received by the Borrower during the Tested Relevant Period (D)			
	the total amount of cash distributions in respect of the Target Shares received by the Borrower		
financial charges during the Tested Relevant Period (E)			
	interest and fees incurred		

	Financials of Borrower	Amount	Note（breakdown or exclusion）
minus:	interest income includes cash income received by the Borrower in respect of any Cash Equivalent	0	
3. Financial Indebtedness of Borrower in unconsolidated level			
Financial Indebtedness of Borrower on the last day of the Tested Relevant Period			complied with *19.12 (Financial Indebtedness)*
	short-term borrowing		
plus:	long-term borrowing		
minus:	Subordinated Intercompany Loan （including Relevant Intercompany Loan）		
minus:	Financial Indebtedness incurred pursuant to any Finance Documents		
minus:	Other Financial Indebtedness agreed by Lenders		
4. Financial Indebtedness of Target Group in consolidated level			
Financial Indebtedness of Target Group on the last day of the Tested Relevant Period			complied with *19.12 (Financial Indebtedness)* *[***]*
	short-term borrowing		
plus:	long-term borrowing		
minus:	Existing Financial Indebtedness		
minus:	Other Financial Indebtedness agreed by Lenders		

7.   [We confirm that no Default is continuing.]*

  Signed: …...................
              [Director]/[Authorised signatory]
              of
              [*Company*]

…...................
for and on behalf of
[*name of auditors of the Borrower*]

SCHEDULE 7
TIMETABLES

Delivery of a duly completed Utilisation Request (Clause 5.1 (*Delivery of a Utilisation Request*))	By 11:00 a.m. Hong Kong time on the second Business Day prior to the proposed Utilisation Date (or at such later time as the Agent may agree)
Delivery of a Selection Notice (Clause 9.1 (*Selection of Interest Periods*))	By 11:00 a.m. Hong Kong time on the second Business Day prior to the first day of that Interest Period (or at such later time as the Agent may agree).

THE MLAB

SIGNED for and on behalf of

CMB WING LUNG BANK LIMITED

招商永隆銀行有限公司

By:

_____ /s/ Wang Ningyi   /s/ Chen Jingwen

Name: WANG Ningyi   Chen Jingwen
Title: Director of Wholesale Banking and   Head of Syndication Loan and
      Head of Corporate Banking Department   Acquisition Financing Department

Email address: cindylam@cmbwinglungbank.com; rickyxiong@cmbwinglungbank.com; emmasu@cmbwinglungbank.com; helenchen@cmbwinglungbank.com; ronaldzhang@cmbwinglungbank.com; kelvinwang@cmbwinglungbank.com; synloan-adm@cmbwinglungbank.com; serenayung@cmbwinglungbank.com; dennislo@cmbwinglungbank.com; oklam@cmbwinglungbank.com; hannahlam@cmbwinglungbank.com

Address: 16F, CMB Wing Lung Bank Building, 45 Des Voeux Road Central, Hong Kong / 13/F, CMB Wing Lung Bank Centre, 636 Nathan Road, Kowloon, Hong Kong

Telephone: +852 2826 8380/ +852 2952 8849/ +852 2952 8855/+852 3508 1573 / +852 3508 1561 /+852 2952 8129/ +852 3508 1227 / 1230 / 1277 / 1256

Fax: +852 2868 4786/ +852 2868 5639

Attention: Cindy Lam/Ricky Xiong/Emma Su/Helen Chen/Ronald Zhang/Kelvin Wang / Dennis Lo / Serena Yung / Ken Lam / Hannah Lam

THE MLAB

SIGNED for and on behalf of

BANK OF CHINA LIMITED, MACAU BRANCH

中國銀行股份有限公司澳門分行

By:

_____ /s/ Li Fang

Name: Li Fang
Title: General Manager, Global Corporate & Investment Banking Dept

Email address: tian_nan_mac@bankofchina.com / gao_yiran_mac@bankofchina.com / wu_lifan_mac@bankofchina.com / agency_mac@bank-of-china.com

Address: Bank of China Building, Avenida Doutor Mario Soares, Macao SAR China

Telephone: 853 87922138

Fax: 853 87921776

Attention: tian nan /gao yiran / wu lifan

THE MLAB

SIGNED for and on behalf of

BANK OF CHINA (HONG KONG) LIMITED

中國銀行(香港)有限公司

By:

/s/ Mak On Kei _____

/s/ Lam Kwok Fan

Name: Mak On Kei (8850969)
Title: Senior Credit Execution Manager

Lam Kwok Fan (8850840)
Head of Corporate Credit
Execution Division

Email address: seasonfang@bochk.com / winniefok@bochk.com

Address: 34/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Telephone: +852 3982 9549 / 2826 6883

Fax: +852 2530 0972

Attention: Season Fang / Winnie Fok

THE AGENT

SIGNED for and on behalf of

CMB WING LUNG BANK LIMITED

招商永隆銀行有限公司

By:

    /s/ Lo Ka Ki   /s/ Yung Suet Na

_____

Name: Lo Ka Ki / Yung Suet Na
Title: Assistant Vice President / Manager

Email address: synloan-adm@cmbwinglungbank.com; corploanop@cmbwinglungbank.com

Address: 13/F, CMB Wing Lung Bank Centre, 636 Nathan Road, Kowloon, Hong Kong

Telephone: +852 3508 1227 / 1230 / 1277 / 1256

Fax: +852 2868 5639 / 2783 7122

Attention: Dennis Lo / Serena Yung / Ken Lam / Hannah Lam

THE SECURITY AGENT

SIGNED for and on behalf of

CMB WING LUNG BANK LIMITED

招商永隆銀行有限公司

By:

_____/s/ Lo Ka Ki_____/s/ Yung Suet Na____

Name: Lo Ka Ki / Yung Suet Na
Title: Assistant Vice President / Manager

Email address: synloan-adm@cmbwinglungbank.com; corploanop@cmbwinglungbank.com

Address: 13/F, CMB Wing Lung Bank Centre, 636 Nathan Road, Kowloon, Hong Kong

Telephone: +852 3508 1227 / 1230 / 1277 / 1256

Fax: +852 2868 5639 / 2783 7122

Attention: Dennis Lo / Serena Yung / Ken Lam / Hannah Lam

THE ORIGINAL LENDER

SIGNED for and on behalf of

CMB WING LUNG BANK LIMITED

招商永隆銀行有限公司

By:

    /s/ Wang Ningyi   /s/ Chen Jingwen
_____

Name: WANG Ningyi   Chen Jingwen
Title: Director of Wholesale Banking and   Head of Syndication Loan and
        Head of Corporate Banking Department   Acquisition Financing Department

Email address: cindylam@cmbwinglungbank.com; rickyxiong@cmbwinglungbank.com; emmasu@cmbwinglungbank.com; helenchen@cmbwinglungbank.com; ronaldzhang@cmbwinglungbank.com; kelvinwang@cmbwinglungbank.com; synloan-adm@cmbwinglungbank.com; serenayung@cmbwinglungbank.com; dennislo@cmbwinglungbank.com; oklam@cmbwinglungbank.com; hannahlam@cmbwinglungbank.com

Address: 16F, CMB Wing Lung Bank Building, 45 Des Voeux Road Central, Hong Kong / 13/F, CMB Wing Lung Bank Centre, 636 Nathan Road, Kowloon, Hong Kong

Telephone: +852 2826 8380/ +852 2952 8849/ +852 2952 8855/+852 3508 1573 / +852 3508 1561 /+852 2952 8129/ +852 3508 1227 / 1230 / 1277 / 1256

Fax: +852 2868 4786/ +852 2868 5639

Attention: Cindy Lam/Ricky Xiong/Emma Su/Helen Chen/Ronald Zhang/Kelvin Wang / Dennis Lo / Serena Yung / Ken Lam / Hannah Lam

THE ORIGINAL LENDER

SIGNED for and on behalf of

BANK OF CHINA LIMITED, MACAU BRANCH

中國銀行股份有限公司澳門分行

By:

_____/s/ Li Fang_____

Name: Li Fang
Title: General Manager, Global Corporate & Investment Banking Dept

Email address: tian_nan_mac@bankofchina.com / gao_yiran_mac@bankofchina.com / wu_lifan_mac@bankofchina.com / agency_mac@bank-of-china.com

Address: Bank of China Building, Avenida Doutor Mario Soares, Macao SAR China

Telephone: 853 87922138

Fax: 853 87921776

Attention: tian nan /gao yiran / wu lifan

THE ORIGINAL LENDER

SIGNED for and on behalf of

BANK OF CHINA (HONG KONG) LIMITED

中國銀行(香港)有限公司

By:

/s/ Mak On Kei	/s/ Law Kwok Fan

Name: Mak On Kei (8850969)   Lam Kwok Fan (8850840)
Title: Senior Credit Execution Manager   Head of Corporate Credit
                                           Execution Division

For Credit Matters:

Email address: lipingcliff@bochk.com / wangyitong@bochk.com

Address: 9/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Telephone: +852 3982 7165 / 3982 6781

Fax: +852 2537 6241

Attention: Cliff Li / Wang Yitong

Copy to:

Email address: justin_yung@bochk.com / cfchan@bochk.com / angel_mak@bochk.com

Address: 23/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon, Hong Kong

Tel: +852 3982 8214 / 3982 8205 / 3982 8217

Fax: +852 2526 7478

Attn: Justin Yung / Dennis Chan / Angel Mak

For Operation Matters:

Email address: yyhung@bochk.com / wk_lee@bochk.com / lingkwok@bochk.com/ fanny_yan@bochk.com / ryan_lam@bochk.com / fanlaw@bochk.com / bwo_lns_ops@bochk.com

Address: 15/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon, Hong Kong

Tel: +852 3198 3425 / 3198 3447 / 3198 8440 / 3198 8935 / 3198 8940 / 3198 8470

Fax: +852 3711 2130

Attn: Jacqueline Hung / W.K.Kit Lee / Ling Kwok / Fanny Yan / Ryan Lam / Fan Law

Copy to:

Email address: lipingcliff@bochk.com / wangyitong@bochk.com

Address: 9/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Tel: +852 3982 7165 / 3982 6781

Fax: +852 2537 6241

Attn: Cliff Li / Wang Yitong

THE BORROWER

SIGNED for and on behalf of

CARTECH HOLDING COMPANY

By:

_____/s/ Chi Liu_____

Name: LIU Chi
Title: Director

Email address: **[***]**

Address: **[***]**

Telephone: **[***]**

Fax: N/A

Attention: **[***]**